

Wickes Inc.

WE ANSWER the Challenge with Fundamental Change





ANNUAL REPORT 2002

About Wickes Inc.

Wickes Inc. is a leading U.S. provider of building materials and specialized services to construction and remodeling professionals in the Midwest, Northeast, and South. The company also manufactures value-added building components, such as roof trusses, floor systems, framed wall panels, pre-hung door units, and window assemblies.

To keep pace with the changing construction industry, the company constantly updates and expands its range of products and services and uses technology to better anticipate and meet customers' needs. This forward-looking commitment to the industry also includes full support of responsible forest management practices that promote forest sustainability and result in long-term environmental and social benefits.

Wickes' website, www.wickes.com, offers a variety of valuable business services, as well as information about the company. Wickes Inc. is traded on the Nasdaq-SCM stock market under the stock symbol "WIKS".

Financial Highlights	*p. 1*
Letter from Chairman	*2*
Q. & A.	*4*
Letter from CFO	*12*
2002 Financial Report	*13*

FINANCIAL HIGHLIGHTS

(In Thousands, except per-share data and ratios)	**2002**	% Increase (Decrease)	2001	2000	1999	1998
Net sales	**$577,731**	(18.63)	$710,000	$726,375	$777,244	$631,209
Operating (loss) income from continuing operations*	**(17,960)**	(632.76)	(2,451)	12,096	18,386	3,055
Income from discontinued operations, net*	**29,613**	247.73	8,516	11,335	11,086	11,118
Net income (loss)*	**9,127**	229.02	(7,074)	2,854	7,588	(965)
Net income (loss) per common share-basic*	**1.10**	229.41	(0.85)	0.35	0.92	(0.12)
Weighted Average common share-basic	**8,293**	–	8,277	8,250	8,216	8,198
Total assets	**173,987**	(41.43)	297,073	300,936	334,009	292,183
Total long-term debt, less current maturities	**67,363**	(65.14)	193,253	200,403	220,742	191,961
Total debt	**95,470**	(52.83)	202,410	206,742	220,742	191,977
Total stockholders' equity	**36,030**	34.59	26,771	33,896	30,819	23,148
Debt to equity	**2.6**	–	7.6	6.1	7.2	8.3

**Operating (loss) income from continuing operations, as well as net income (loss), in 2002 includes a $12.9 million impairment charge related to the write-off of goodwill and intangible assets and store closing costs of $3.6 million; in 2001 store closing costs and other charges of $1.7 million; and in 2000 a $6.8 million gain, net of tax, on the redemption of 36% of Senior Subordinated Notes due 2003. Income from discontinued operations, as well as net income (loss), in 2002 includes a $22.4 million gain, net of tax, on sale of discontinued operations.*



NET INCOME (LOSS)



LONG-TERM DEBT



OPERATING EXPENSES

** Includes gain on sales*
*** Includes bond redemption*

DEAR SHAREHOLDERS,

There's no question fiscal 2002 was a decisive time for Wickes. For several years prior, the company failed to maximize opportunities and turn a profit, despite encouraging trends in the home building industry.

Responding to doubts about our ability to meet the challenge, management spent 18 months analyzing operations, evaluating resources, and examining our unique strengths in the marketplace. Then we answered the challenge in 2002 by implementing a bold, company-wide revitalization that refocused all our resources and energies on growing profitability and building shareholder value.

A STRONGER ORGANIZATION

In fiscal 2002, Wickes decisively moved to strengthen the company's financial structure by divesting our assets in Wisconsin and northern Michigan, for a sales price of more than $100 million. The divestiture immediately increased Wickes' working capital and improved its net worth. In addition to fortifying our balance sheet, management made fundamental operational changes, creating a stronger organization.

After an exhaustive review of company processes and customer demand patterns across the country, the new organization is built around key markets and addresses the fact that, historically, there had been little coordination of activities – and sometimes actual competition – between neighboring Distribution Centers. This revamped market-based structure emphasizes a more efficient, cost-effective team approach that centralizes activities within each market, as a means of lowering cost-to-serve, improving customer management, and maximizing earnings.

A SMARTER OPERATION

The company also embarked on a comprehensive process review, to control investment and optimize returns. Sales and Distribution were reorganized into distinct operations, each with clear new objectives. The Sales organization is now tightly focused on building and managing customer relationships and maximizing sales growth, by identifying additional sales, mix, and margin opportunities in our core markets.

On the logistics side, Wickes is concentrating on customer service and operational excellence. Distribution management has pinpointed ways to improve efficiencies and lower costs for material handling, inventory management, and delivery, while maintaining our industry-leading levels of service. For example, the Wickes fleet now drives fewer miles overall and fewer empty miles – a much more efficient use of company personnel and assets, particularly with recent increases in the cost of gasoline.

The company also has developed leading-edge technology tools. We believe that Wickes is one of the most technologically-advanced companies in the industry. Our Customer Relationship Management programs allow us to conduct customer product needs analyses, gather and assess key market data, and use our knowledge to help customers identify and seize new opportunities. Customers can access the Wickes website for information and support, and use a password-protected, secure area of the site to review and place orders.

Safety is another focus for the revitalized Wickes. Like most good companies, it has become the first thing we think about. To ramp up safety consciousness company-wide, Wickes hired a full-time corporate safety manager in the third quarter of 2002 and began stricter enforcement of safety regulations. Early efforts yielded tremendous success. As a self-insured company, safety improvement generates significant cost savings for Wickes, as well.

A SHARPER COMPETITIVE EDGE

All these changes, however, represent our potential to be more profitable,



– *Wickes Lumber Center*

– *Wickes Lumber Component Plant*

– *Wickes Lumber Component Plant & Center*

not actual results. The new Wickes will only be as effective as our efforts to capitalize on this potential as we move ahead. Using national building-cost figures for an average house, we overlayed the most recent U.S. Census Bureau Building Permit data for new home construction (2001) on all market areas within a 30-mile radius of any Wickes Center open at the end of 2002. The resulting figures added up to a $9.3 billion sales opportunity. For 2003, we believe the market potential for residential building materials could well exceed $10 billion in Wickes markets. That's a lot of opportunity, and we believe Wickes is ready to capture a bigger slice. We are running lean. We are focused on customers' needs. We are in an excellent competitive position in our market niche.

To get their share of the market, building materials suppliers traditionally concentrate their marketing efforts either on retail consumers or building professionals. Large-format, consumer-oriented warehouse chains like The Home Depot primarily compete on price. On the other hand, Wickes competes with smaller, often independent, specialized companies for contractor business, which emphasizes service, product assortment, scheduled job-site delivery, manufactured building components, and trade credit availability, as well as price. These are the very competitive strengths we have committed ourselves to improving and they will continue to help us build potential into profits, as the residential building industry remains solid despite a soft economy.

A SENSE OF CONFIDENCE

Fundamental leadership changes also have taken place within the Wickes organization. J. Steven Wilson, Chief Executive Officer since 1991 and Chairman of the Board since 1993, resigned after many years of steering the company through the challenges of a cyclical economy and a constantly evolving building supply industry. In addition, the Wickes Board of Directors accepted the resignations of Harry T. Carneal, President of Stone Capital, Inc.; Albert Ernest, Jr., President of Albert Ernest Enterprises; and Robert T. Shaw, President of Imagine Investments, Inc. We extend our heartiest thanks to all these dedicated Board members for their sage advice and their important contributions to our growth as a company. We also are pleased to report that Imagine Investments has increased its investment in the company. This is a real vote of confidence that provides additional stability during these challenging times.

The changes we have made at Wickes are profound. No doubt they have raised questions among all of our constituents about the implications for how we are doing business today, as well as what the future holds. We want to make every effort to openly address those questions. In this informative annual report, we've invited a lender, a customer, a vendor, and an employee to pose a probing question to Wickes management. The answers are provided by the people in our organization who have firsthand knowledge of the strides the company has made to redirect our energies and operations toward profitability. As you read their responses, we are confident you will share our excitement and belief that Wickes has been revitalized and is ready to face the future.

Robert E. Mulcahy

ROBERT E. MULCAHY III
Chairman of the Board

Q. The company has done a good job of reducing debt, but how will Wickes continue to reduce debt and increase profitability going forward?

MARK GERTZOF
Director
Merrill Lynch Capital
Chicago, Illinois



A. **Management believes that systemic change will be a significant factor in the company's effort to stay on a steady course toward improved profitability. By demanding higher operating efficiency, identifying and capturing more opportunities, and selectively selling under-performing assets, we expect to see decreased fixed costs, better strategic use of company resources, incremental sales growth, and debt reduction.**

JIM HOPWOOD
Senior Vice President and
Chief Financial Officer

During the final quarter of fiscal 2002, the full impact of the company's restructuring was felt in every aspect of the organization and the Wickes balance sheet began to reflect the positive outcomes that these fundamental changes set in motion. Today, this momentum continues, fueled by management's commitment to these initiatives and the company's willingness to sharpen its focus and become even more competitive.

Nowhere is this more apparent than in our efforts to improve asset productivity. Inventory management is under close scrutiny, with the long-term goal to have payables fully funding inventory. Wickes is working closely with vendors to more accurately assess sales forecasts and to facilitate more vendor-managed inventory systems, as well as shipping on a just-in-time basis.

Controlled real estate management also is crucial. Management is rethinking how the company uses real estate in our key markets, evaluating the cost of keeping Centers open, analyzing our investments, and studying logistics and consolidation opportunities where appropriate. Most importantly, Wickes is committed to continuing the selective selling of under-performing and non-strategic assets as a means of paying off debt and increasing liquidity.

Our formula for competing more effectively and growing profitability is equally strong. The reorganization of the company into distinct Sales and Distribution functions will allow our people to focus on what they do best and to do it better. For the sales force, a growth in profitable sales and product mix is the expected outcome of improved customer relationships. We expect that leveraging these relationships to sell a broader mix of products, as well as to sell more installed products and components, will boost gross margins and contribute more profit to the bottom line.

On the distribution side, and throughout the entire organization, all efforts are focused on expense reduction – minimizing the money spent to get Wickes products to the job site. Improved safety performance, for example, already is reversing negative trends in insurance costs and injury claims. Efficiency initiatives continue to drive down our cost-to-serve and should result in improved financial ratios going forward. In a business such as ours, with modest capital expenditures, decreases in fixed costs bring immediate positive operating leverage that enhances our ability to also reduce debt with earnings.



FISCAL YEAR-END BALANCE

Q: Given recent changes in the company, how is Wickes redefining its objectives and mission with regard to customers?

RON ROUX
President
Hallmark Properties
Hopedale, Massachusetts





At the very core, we are no longer a product-driven supplier of building materials. We have become a much more flexible and strategic sales-driven organization, with a clear mission to identify and meet the unique needs of builders in each of our markets and to exceed their expectations.

JIMMIE FRANK
Senior Vice President
Merchandising and Sales



MARKET POTENTIAL BY CATEGORY
(building materials)



MARKET POTENTIAL BY CATEGORY
(hardlines & wood products)

Insulation	5.0%
Doors & windows	14.0
Roofing	3.2
Drywall	1.9
Wood products	8.4
Lighting & hardware	2.9
Flooring	0.1
Kitchen & bath	1.4

WICKES' MARKET SHARE

Today's construction industry is very demanding. Professional builders need more services and support than most suppliers are willing to provide or are capable of delivering. By restructuring Wickes and changing the way we go to market, we not only recognized this void, but moved to fill it. With a revitalized sales focus, a fresh market-centered approach, and new technologies in place, the company is now positioned to become an indispensable business partner for our customers.

Unparalleled customer service has always been a hallmark of Wickes, but now it is even more fundamental to our mission. Our overriding objective is to do everything we can to help builders be successful. We not only dependably deliver what they need, when and where they need it, but we create value by helping them make better business decisions and alerting them to ways we can offer them a better deal or a more profitable product mix.

Management believes that Wickes has rapidly become an industry leader in the use of technology to support customer service. Our sales team has been able to evolve from jacks-of-all-trades to experts in customer solutions, completely focused on building and reinforcing one-to-one customer relationships. Wickes' newly created standardized estimating system, for example, will allow inside sales support staff to detail, document, and accurately estimate each job – freeing the sales staff for more face-time with customers and shortening turnaround time by as much as half.

Because the construction industry is segmented, with builders in different regions facing unique challenges and opportunities, Wickes has moved from a center-based sales model to a more flexible market-based organization. We began this process by defining key markets, then analyzing Wickes operations and activities, as well as the direction of development, nature of construction, economic environment, and customer demand in those markets.

To meet both sales goals and customer service objectives in these core markets, Wickes uses a cohesive, centralized team approach. We believe that the result of this approach will be more efficient, error-free, and on-time service for builders, plus increased access to a broad product mix that is not limited by Center location. To further support this initiative, Wickes is developing customized catalogs, offering a specific range of products and services that meet customer needs and reflect the business realities in a particular market.



As market dynamics and channels of distribution evolve, what are the growth opportunities for my company and my products with Wickes?

[illegible]



The new Wickes is in fighting condition and ready to go quick and go hard after more business in our core markets. Helping vendors seize opportunities and pursue increased market share is pivotal to that strategy.

JIMMIE FRANK
Senior Vice President
Merchandising and Sales

The 2002 closing of several Centers and the divestiture of assets in the Midwest significantly changed the Wickes footprint, just as our new market-centered approach has altered our marketing, purchasing, and distribution operations. What didn't change was the value we place on vendor relationships. Over the past few years, we have consolidated our vendor list, concentrating on the best suppliers in each category. These vendors play a vital role in our ability to stay competitive and provide the right mix of products and services to builders. And we take pride in doing business with the best.

Companies that buy from Wickes are diverse in size and scope, creating a dynamic customer base of small, medium and large builders. This diversity makes Wickes valuable to our vendors. Suppliers want their branded products sold at our stores, because they know our customers shop for value and service, not just price. They know Wickes has a dedicated sales staff to sell their products knowledgeably and the equipment to do more than just dump products at the job site. We can stack and pack by room. We can install. Most importantly, vendors need and want to partner with Wickes, because we are aggressive, smart, technology-oriented, and have a strategic vision for the future.

Innovative retail concepts like our new Design Centers are key to that vision. The new 4,000 to 5,000 sq. ft. satellite centers will showcase kitchen components and millwork in state-of-the-art showrooms located in high-traffic areas near big box warehouses. Wickes will invite builders and developers to use the Design Centers as their own showrooms, bringing in customers to preview potential products for their homes and offices. We believe the results will include increased margins for Wickes, a valuable new benefit for Wickes customers, and additional market-share opportunities for vendors. By the end of 2003, Wickes plans to open up to ten Design Centers nationwide.

Manufactured building components is another area in which Wickes is opening more vendor opportunities. The climate is right for growth, because our customers need it and want it. Wickes is in the process of upgrading its 13 manufacturing facilities and improving capacity utilization. Using back-to-basics strategies, the company has established new operating and maintenance standards, reallocated resources, and reevaluated budgets to make manufactured products more profitable. Now, vendors who sell to Wickes for access to builders can also reach them through our manufacturing plants.



CUSTOMER DISTRIBUTION



How will the Wickes reorganization affect my responsibilities, working conditions, and performance expectations?

Diana Dacuma
Administrative Showroom Manager
Center #306
Longmont, Colorado







Running a leaner, meaner, tighter organization isn't just about slashing costs, making more sales, and holding people accountable. Wickes understands that productivity, profitability, and efficiency can only be sustained when employees are provided with a safe environment and the support they need to do their jobs better.

JIM DETMER
Senior Vice President
Distribution and Manufacturing

With our reorganization, we have not hesitated to shift responsibilities, cut waste and redundancy, streamline logistics, and mandate measurable performance goals company-wide. These changes have been, and will continue to be, significant for employees. But they have not been made in a vacuum. They have been fully supported with better processes, new technologies, and a renewed affirmation of the value of all Wickes employees.

We have an outstanding team at Wickes, with a history of going above and beyond, both for our customers and our company. They deserve more than just a paycheck. They deserve our protection. That's why Wickes has made improving employee safety a top priority with a clear goal: to reduce our workplace OSHA incident rate to zero and emphasize employee compliance with established safety programs. New safety initiatives were launched in July, 2002. As a result, Wickes is becoming a safer, as well as a more efficient, place to work. In the process, the company should significantly reduce its potential liabilities.

We promise employees the full support of the entire company – its people, processes, tools, and technology – so they can perform their jobs with more precise focus. For example, our salespeople can now spend their time building stronger customer relationships instead of doing paperwork. We have developed key Customer Relationship Management technologies that analyze and identify sales opportunities and perform time-consuming functions, such as estimating and scheduling, for them. Wickes drivers can make more on-time and accurate deliveries, because we have improved order entry processes, adopted more strategic inventory management policies, and can route orders from the Center closest to the customer.

Wickes knows that job security and advancement opportunities are of utmost importance to our employees. We also understand that retention of key employees is critical to improved efficiency and profitability. Our new On-Line Learning Management System allows every employee – from drivers and forklift operators to management – to participate in training programs, build leadership skills, and learn new technologies in support of our current business initiative.



SALES PER FULL-TIME EQUIVALENT EMPLOYEE

Building a Stronger Financial Foundation

Fiscal 2002 was a year of fundamental change for Wickes. Faced with the challenge to become more profitable and de-leverage our balance sheet, we aggressively moved to pay down debt, sell non-strategic operations, and close under-performing centers. At the same time, we intensified our efforts to improve operating efficiencies, optimize our utilization of assets, and maximize sales growth. The recent realignment of our organization into a more competitive business model is key to these changes. Now we must demonstrate, through action and results, our continued commitment to increasing profitability and building shareholder value.

FINANCIAL RESULTS

Financial results for fiscal 2002 were mixed. Net sales were $577.7 million, an 18.6 percent decrease from $710.0 million in fiscal 2001, with a fiscal 2002 gross profit of $114.0 million, a 21.7 percent decrease from fiscal 2001. Net income in fiscal 2002, including one-time gains from the divestiture of assets (discussed below), was $9.1 million. On a diluted per-share basis, net income in fiscal 2002 was $1.08, up substantially from a loss of $0.85 in fiscal 2001. Total debt declined substantially from $202.4 million at the end of fiscal 2001 to $95.5 million at the end of fiscal 2002.

RECENT DEVELOPMENTS

Wickes recently completed several significant transactions. On December 16, 2002, we sold substantially all of the assets of Wickes operations in Wisconsin and northern Michigan to Lanoga Corporation, through its United Building Centers division. During the year we also sold Centers in Maine, Mississippi, Louisiana, and Texas, resulting in a major reallocation of company assets and a significant reduction in outstanding debt.

In December 2002, we commenced an offer to exchange $64 million of outstanding senior subordinated notes due 2003 for an equal principal amount of new senior secured notes due in December 2005. On February 26, 2003, the company accepted for exchange $42.8 million principal amount of outstanding senior subordinated notes. The exchange offer, together with the refinancing on February 26, 2003 of our senior bank debt with the proceeds of a new senior credit facility, has increased liquidity and put in place what we believe is the capital structure needed to support our business initiatives.

These transactions have significantly improved the company's balance sheet and enabled us to reach an important benchmark, going from a debt to equity ratio of 7.6:1 at December 29, 2001 to a 2.6:1 debt to equity ratio at December 28, 2002. We also have repositioned our organization to cut overhead costs and focus on sales opportunities and customer service.

FUTURE PROSPECTS

We believe our balance sheet is strong and that our improved capital structure will enable us to take full advantage of the robust housing industry. Though consumer confidence is subject to political and economic stresses, housing forecasts remain strong due to attractive mortgage rates and a consistently low inventory of unsold homes. It is anticipated that builders will need to keep building to keep up with demand.

With our revamped organizational structure, Wickes has changed the way we go to market. We are ready to move quickly and lead from our strengths, focusing on maximizing sales opportunities in our key metropolitan markets, building stronger and more profitable customer relationships, and increasing shareholder value.



JIM HOPWOOD
Senior Vice President and
Chief Financial Officer

Selected Consolidated Financial Data

The following table presents selected financial data of the Company for each of the five years in the period ended December 28, 2002. The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 15 and the Consolidated Financial Statements and Notes thereto contained elsewhere in this report. The table reflects business sold as part of the Lanoga Sale as a component of discontinued operations due to an exit from a marketplace.

(In Thousands, except ratios and per-share data)	**Dec. 28 2002**	Dec. 29 2001	Dec. 30 2000	Dec. 25 1999	Dec. 26 1998
INCOME STATEMENT DATA:					
Net sales	**$577,731**	$710,000	$726,375	$777,244	$631,209
Gross profit	**114,013**	145,614	149,563	153,775	127,625
Selling, general and administrative expense	**112,884**	143,587	145,193	132,976	116,791
Depreciation and amortization	**4,301**	5,239	4,710	4,764	3,860
Provision for doubtful accounts	**1,281**	916	727	1,331	2,402
Impairments[1]	**12,894**	–	–	–	–
Store closing costs and other charges[2 & 3]	**3,554**	1,744	–	–	5,932
Other operating income[4]	**(2,941)**	(3,421)	(13,163)	(3,682)	(4,415)
(Loss) income from continuing operations	**(17,960)**	(2,451)	12,096	18,386	3,055
Interest expense[5]	**16,029**	21,787	24,322	23,302	21,632
Loss from continuing operations before income taxes	**(33,989)**	(24,238)	(12,226)	(4,916)	(18,577)
Income tax (benefit) provision	**(13,503)**	(8,648)	(3,745)	(1,418)	(6,494)
Loss from continuing operations	**(20,486)**	(15,590)	(8,481)	(3,498)	(12,083)
Income from discontinued operations	**29,613**	8,516	11,335	11,086	11,118
Net income(loss)	**9,127**	(7,074)	2,854	7,588	(965)
PER SHARE DATA:					
(Loss) from continuing operations per common share–basic and diluted	**$ (2.47)**	$ (1.88)	$ (1.03)	$ (0.43)	$ (1.47)
Income from discontinued operations per common share–basic	**3.57**	1.03	1.37	1.35	1.36
Income from discontinued operations per common share–diluted	**3.52**	1.01	1.34	1.33	1.35
Net income (loss) per common share–basic	**1.10**	(0.85)	0.35	0.92	(0.12)
Net income (loss) per common share–diluted	**1.08**	(0.85)	0.34	0.91	(0.12)
Weighted average common shares–basic	**8,293,261**	8,277,190	8,249,774	8,216,265	8,197,542
Weighted average common shares–diluted	**8,416,481**	8,403,742	8,466,383	8,330,571	8,248,967
OPERATING DATA:					
Depreciation and amortization	**$ 4,301**	$ 5,239	$ 4,710	$ 4,764	$ 3,860
Deferred financing cost amortization	**1,586**	1,449	1,274	1,510	1,447
Capital expenditures	**1,883**	9,222	7,898	7,216	4,446
Net cash provided by (used in) operating activities	**28,459**	(453)	22	(15,372)	(5,450)
Net cash provided by (used in) investing activities	**81,624**	(7,397)	(7,486)	(16,281)	(274)
Net cash (used in) provided by financing activities	**(107,626)**	(4,860)	(5,478)	27,086	975
Net cash (used in) provided by discontinued operations	**(2,570)**	12,662	13,091	4,574	4,738
BALANCE SHEET DATA (AT PERIOD END):					
Working capital–continuing operations[11]	**$ 49,456**	$ 93,075	$107,655	$125,751	$104,921
Total assets	**173,987**	297,073	300,936	334,009	292,183
Total long-term debt, less current maturities	**67,363**	193,253	200,403	220,742	191,961
Total stockholders' equity	**36,030**	26,771	33,896	30,819	23,148
OTHER DATA:					
Ratio of earnings to fixed charges[6]	**(0.69)**	0.09	0.81	0.82	0.26
Interest coverage[7]	**(0.86)**	0.23	0.31	1.12	0.38
EBITDA[8]	**$ (12,417)**	$ 4,737	$ 7,157	$ 24,328	$ 7,655
Cash interest expense[9]	**14,443**	20,338	23,048	21,792	20,185
Same store sales growth[10]	**(9.4%)**	(2.4%)	(7.4%)	22.1%	8.5%
Building centers open at end of period	**58**	98	101	101	101

Notes

(1) The Company has recorded an impairment charge of $12.9 million related to goodwill and other intangible assets. *(See additional discussion in Note 4 to the consolidated financial statements.)*

(2) During the first quarter of 1998, the Company implemented the 1998 Plan which resulted in the closing or consolidation of eight sales and distribution and two manufacturing facilities in February, the sale of two sales and distribution facilities in March, and further reductions in headquarters staffing. As a result of the 1998 Plan, the Company recorded a restructuring charge of $5.4 million in the first quarter and an additional charge of $0.5 million in the third quarter.

(3) During 2002 and 2001, the Company incurred store closing costs and other charges related to management's reorganization initiatives that resulted in charges of $3.6 million and $1.7 million, respectively, relating to distribution center closing costs and other charges. *(See additional discussion in "Management's Discussion and Analysis" and Note 16 to the consolidated financial statements.)*

(4) As further explained in Note 9 to the Consolidated Financial Statements, on November 21, 2000 the Company commenced a cash tender offer for its outstanding 11-5/8% Senior Subordinated Notes due 2003, at a substantial discount from face value. The offer expired on December 20, 2000 and on December 26, 2000, the Company redeemed $36.0 million of notes tendered. As a result of this transaction, the Company recorded a pre-tax gain of $11.1 million, net of costs associated with the transaction. As required by SFAS No. 145, the Company has changed the presentation of its gains on debt extinguishment from extraordinary items to other operating income. While not required until fiscal 2003, the Company has elected to early adopt the provision of this statement as encouraged by the Financial Accounting Standards Board. *(See additional discussion in Note 2 to the consolidated financial statements.)*

(5) Interest expense includes cash interest expense and amortization of deferred financing costs. *(See Note 9 below.)*

(6) For purposes of computing this ratio, earnings consist of pre-tax income (loss) before income taxes adjusted for fixed charges. Fixed charges consist of cash interest expense, amortization of deferred financing costs, and a portion of operating lease rental expense that is representative of the interest factor attributable to interest expense. Such earnings were insufficient to cover fixed charges by $34.0 million, $24.2 million, $5.4 million, $4.9 million and $18.6 million for the years ended December 28, 2002, December 29, 2001, December 30, 2000, December 25, 1999 and December 26, 1998, respectively.

(7) For purposes of computing this ratio, earnings consist of EBITDA *(as defined in Note 8 below)*, which is divided by cash interest expense *(as defined in Note 9 below)*.

(8) EBITDA represents income (loss) from continuing operations before income taxes, interest expense, depreciation and amortization. EBITDA is not presented herein as an alternative measure of operating results but rather to provide additional information related to debt service capability, and does not represent cash flow from operations, as defined by GAAP and may not be comparable to similarly titled measures reported by other companies.

(9) Cash interest expense consists of interest expense less amortization of deferred financing costs. The following table details interest expense, cash interest expense, and interest paid for each of the five years in the period ended December 28, 2002.

(In Thousands)	**2002**	2001	2000	1999	1998
Interest expense	**$16,029**	$21,787	$24,322	$23,302	$21,632
Less:					
Amortization of deferred financing costs	**1,586**	1,449	1,274	1,510	1,447
Cash interest expense	**14,443**	20,338	23,048	21,792	20,185
Decrease (increase) in accrued interest	**1,117**	(880)	155	(289)	700
Interest paid	**$15,560**	$19,458	$22,203	$21,503	$20,885

(10) Same store sales growth data reflects average sales for sales and distribution facilities and other facilities that were operated by the Company throughout both the current and previous year. In addition to sales and distribution facilities, component manufacturing plants also make some direct sales. The following table lists, by year, the number of locations that were included in this calculation:

Year	No. of Facilities
2002	**58**
2001	98
2000	101
1999	101
1998	101

(11) Working capital presented excludes the assets and liabilities of discontinued operations.

Management's Discussion and Analysis
of Financial Condition and Results of Operations

General

As of December 30, 2001 the Company adopted the requirements of Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." On December 16, 2002, the Company sold 31 distribution centers and four component plants to Lanoga Corporation (the "Lanoga Sale"), which constituted an asset group, as defined by the standard. The distribution centers and component plants have been treated as a disposal of a component of the consolidated Company, which under the standard, requires the Company to report the results of these operations as discontinued operations. The results of these operations have been reported as discontinued operations for the year ended December 28, 2002. The results of operations for the years ended December 29, 2001 and December 30, 2000 have been reclassified as discontinued operations to conform to the requirements of this standard. Net sales from discontinued operations were $271.8 million, $291.0 million, and $301.2 million in 2002, 2001, and 2000, respectively. Income from discontinued operations was $7.3 million, $8.5 million, and $11.3 million, respectively. Additionally, the Company recognized a $22.4 million gain, net of taxes, on the Lanoga Sale as of December 28, 2002. In addition to the Lanoga Sale, the Company closed, consolidated or sold an additional 11 facilities in 2002 and five in 2001 that were not considered discontinued operations and therefore the results of these operations are reported in continuing operations.

The following table sets forth, for the periods indicated, the percentage relationship to net sales of certain expense and income items. All material intercompany balances and transactions have been eliminated. The table has been adjusted to exclude discontinued operations. *(See additional discussion in Note 3 to the consolidated financial statements.)* This table and subsequent discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere herein.

Years Ended	**Dec. 28 2002**	Dec. 29 2001	Dec. 30 2000
Net sales	**100.0%**	100.0%	100.0%
Gross profit	**19.7**	20.5	20.6
Selling, general and administrative expenses	**19.5**	20.2	20.0
Depreciation and amortization	**0.7**	0.7	0.6
Provision for doubtful accounts	**0.2**	0.1	0.1
Impairments	**2.2**	–	–
Store closing costs and other charges	**0.6**	0.2	0.0
Other operating income	**(0.5)**	(0.5)	(1.8)
(Loss) Income from continuing operations	**(3.5)**	(0.3)	0.1

The Company's operations, as well as those of the building material industry, generally, have reflected substantial fluctuations from period to period as a consequence of various factors, including levels of construction activity, weather, prices of commodity wood products, general regional and local economic conditions, interest rates and the availability of credit, all of which are cyclical or seasonal in nature. The Company anticipates that fluctuations from period to period will continue in the future. Due to a substantial percentage of the Company's sales being attributable to building professionals, certain of these factors may have a more significant impact on the Company than on companies that are more heavily focused on consumers.

The Company's first quarter, and occasionally its fourth quarter, is typically adversely affected by weather patterns in the Midwest and Northeast, which result in seasonal decreases in levels of construction activity in these areas. The extent of such decreases in activity is a function of the severity of winter weather conditions. During 2002, the Midwest and Northeast of the country had fairly normal temperatures and precipitation. By comparison, in December 2001 these regions recorded above normal to record warm temperatures with normal to below normal precipitation, while during the second quarter of 2001, the Midwest and South regions experienced more precipitation than normal. In the first quarter of 2000, the Midwest and Northeast experienced mild winter weather but significant precipitation, while the fourth quarter these regions experienced more severe winter weather than in the previous years. The Company's year-to-date weighted average interest rate decreased in 2002 to 7.95% compared to a weighted average interest rate of 8.93% in 2001 and 10.07% in 2000. Commodity lumber prices decreased 4.0% from last year, negatively affecting 2002 results. Housing starts nationally were up 5.1% in 2002 and in the Company's primary markets, the Northeast, Midwest, and South, starts were up 2.3%, 4.2% and 4.4% respectively. By comparison, 2001 housing starts nationally increased 2.2% over 2000. During 2002, the Company experienced reductions in selling, general and administrative ("SG&A") expense and gains on the sale of assets as a direct result of a plan to reduce certain overhead programs and under-performing assets.

Losses from continuing operations increased to $20.5 million for the year ended December 28, 2002, from $15.6 million and $8.5 million for the years ended December 29, 2001 and December 30, 2000, respectively.

The following table on page 16 contains selected unaudited quarterly financial data for the years ended December 28, 2002 and December 29, 2001. Quarterly income (loss) per share may not total to year-end income (loss) per share due to the issuance of additional shares of Common Stock during the course of the year.

QUARTERLY FINANCIAL DATA

(In Millions, except per-share data and percentages)	**2002 1st Q**	**2002 2nd Q**	**2002 3rd Q**	**2002 4th Q**
Net sales from continuing operations	$135.3	$160.4	$153.2	$128.8
% of annual net sales	23.4%	27.8%	26.5%	22.3%
Gross Profit	25.8	32.3	30.7	25.2
Income (loss) from continuing operations	(2.8)	(0.6)	(3.1)	(14.0)
Income (loss) from discontinued operations	(1.0)	2.9	4.2	23.5
Net (loss) income	(3.8)	2.3	1.1	9.5
Basic earnings (loss) per common share:				
Income (loss) from continuing operations	$ (0.34)	$ (0.07)	$ (0.37)	$ (1.69)
Income (loss) from discontinued operations	(0.12)	0.35	0.51	2.83
Net (loss) income	(0.46)	0.28	0.14	1.14
Diluted earnings (loss) per common share:				
Income (loss) from continuing operations	(0.34)	(0.07)	(0.37)	(1.69)
Income (loss) from discontinued operations	(0.12)	0.35	0.50	2.79
Net (loss) income	$ (0.46)	$ 0.28	$ 0.13	$ 1.10

	2001 1st Q	2001 2nd Q	2001 3rd Q	2001 4th Q
Net sales from continuing operations	$135.4	$194.5	$206.9	$173.2
% of annual net sales	19.1%	27.4%	29.1%	24.4%
Gross Profit	30.1	40.1	41.9	33.5
Income (loss) from continuing operations	(4.8)	(3.1)	(4.0)	(3.7)
Income (loss) from discontinued operations	(1.7)	4.1	4.7	1.4
Net Income (loss)	(6.5)	1.0	0.7	(2.3)
Basic earnings (loss) per common share:				
Income (loss) from continuing operations	$ (0.58)	$ (0.37)	$ (0.48)	$ (0.45)
Income (loss) from discontinued operations	(0.20)	0.50	0.56	0.18
Net (loss) income	(0.78)	0.12	0.08	(0.27)
Diluted earnings (loss) per common share:				
Income (loss) from continuing operations	(0.58)	(0.37)	(0.48)	(0.45)
Income (loss) from discontinued operations	(0.20)	0.49	0.56	0.17
Net (loss) income	$ (0.78)	$ 0.12	$ 0.08	$ (0.28)

Each fiscal quarter in the table above represents a thirteen-week period.

In the fourth quarter of 2002, the Company recorded a gain of $22.4 million, net of taxes, on the Lanoga Sale.

This "Management's Discussion and Analysis" contains statements which, to the extent that they are not recitations of historical fact, constitute Forward Looking Statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are inherently subject to uncertainty. A number of important factors could cause the Company's business and financial results and financial condition to be materially different from those stated in the Forward Looking Statements. For a discussion of these matters, see the last paragraph of Item 1 of the Company's 2002 Form 10-K filing for the year ended December 28, 2002.

2002 Compared with 2001

The following discussion is based on the results of continuing operations of the Company. See page 15 of the "Management's Discussion and Analysis" and Note 3 to the Consolidated Financial Statements regarding the Lanoga Sale, which is treated as discontinued operations of the Company.

Net Sales

Net sales for 2002 decreased $132.3 million, or 18.6%, to $577.7 million from $710.0 million in 2001. In addition to the Lanoga Sale, which is treated as discontinued operations, the Company closed, consolidated or sold an additional 11 facilities which contributed approximately $126.7 million in sales in 2001. The sales for all facilities operated throughout both years ("same store sales") decreased 9.4%. During 2002, the Company experienced a 4.4% decrease in same store sales to its primary customer, the professional home builder, and an 18.0% decrease in same store sales to commercial builders. Repair and Remodel and Consumer same store sales declined 11.1% and 15.5% respectively. Sales to building professionals as a percentage of total sales were 93.1% in 2002 compared to 92.6% in 2001, while sales to consumers were 6.9% in 2002 compared to 7.4% in 2001.

Total housing starts nationally were up 5.1% in 2002 and in the Company's primary markets, the Northeast, Midwest, and South, starts were up 2.3%, 4.2% and 4.4% respectively. Nationally, single family housing starts, which generate the majority of the Company's sales to building professionals, increased by 5.8% to 1.33 million starts in 2002 from 1.26 million starts in 2001.

The Company estimates that deflation in lumber and drywall prices negatively impacted 2002 net sales by approximately $9.3 million, when compared with lumber and drywall prices during 2001. Dimensional lumber, panel products, and to an extent, drywall are commodities (which are generally tracked using the Random Lengths Framing Composite Average and the Random Lengths Panel Index for dimensional lumber and panel products, respectively) which cause the Company's costs and retail prices to fluctuate with changing market conditions. Drywall prices generally fluctuate based on availability and are tracked using producer prices. Increases in commodity prices ("lumber inflation") generally are passed on to the customer with certain lag effects, resulting in higher selling prices, or are fixed in the futures market for dimensional lumber and panel products for a small percentage of longer-term sales contracts. In periods of decreasing commodity prices ("lumber deflation"),

selling prices decrease, with certain lag effects. The Company's commodity wood products, including drywall (excluding discontinued operations) accounted for approximately 54.3% of sales for the year, compared with 57.3% for 2001.

Products that exhibited the greatest change in sales for the year ended December 28, 2002 versus sales of such products in 2001 were lumber and plywood (down 27.1%), trusses (down 12.4%), roofing (down 21.2%), treated wood products (down 22.3%), specialty wood products (down 20.8%) and insulation (down 18.5%). These products account for 56.7% of the total Company sales in 2002, and 68.7% of the change in sales from last year.

Sales of internally manufactured building components, excluding the effects of discontinued operations, decreased to 54.6% of total distributed building components from 62.7% in the prior year. Sales of internally manufactured building components decreased 22.4% to approximately $57.2 million in 2002 from approximately $73.8 million in 2001. As with dimensional lumber, sales of internally manufactured building components are impacted by the effects of lumber deflation.

Gross Profit

Gross profit decreased $31.6 million to $114.0 million or 19.7% of net sales for 2002 compared with $145.6 million or 20.5% of net sales for 2001. The Company believes that deflation in lumber and drywall prices decreased the dollar value of gross profit by approximately $1.6 million for the fiscal year ended December 28, 2002. During 2002, the Company sold or consolidated 11 facilities and recorded a charge to gross profit of $1.4 million for inventory liquidation costs. Of the Company's major product lines, building materials accounted for approximately 37.5% of total company gross profit, up from 34.8% last year, however, gross margin percentage for these products decreased to 21.6% from 22.2% last year.

Selling, General, and Administrative Expense

Total selling, general, and administrative expense ("SG&A") decreased $30.7 million or 21.4% to $112.9 million in 2002 compared with $143.6 million in 2001. SG&A also decreased as a percent of net sales to 19.5% compared with 20.2% of net sales in 2001.

The decrease in SG&A primarily is attributable to labor management that reduced salaries and wages by $18.6 million or 19.0%. In addition, the Company experienced a reduction in benefit costs, particularly in its self-insured medical costs which decreased by $3.7 million or 33.4% over last year, as well as smaller reductions in marketing and delivery expenses. The Company believes the management plan developed and put in place in the last half of 2001 to reorganize and improve productivity and performance, and to reduce certain overhead programs and underperforming assets, has resulted and should continue to result in reductions to labor expenses, administrative expenses, marketing expenses, insurance expenses and other SG&A expense.

Depreciation and Amortization

Depreciation and amortization costs decreased approximately $0.9 million to $4.3 million in 2002, compared with $5.2 million in 2001. As a percentage of sales, depreciation and amortization costs compared to last year were flat.

Provision for Doubtful Accounts

Provision for doubtful accounts increased to approximately $1.3 million or 0.2% of sales in 2002 from approximately $0.9 million or 0.1% of sales for 2001. Included in the 2002 provision is the reserve of approximately $0.4 million against a note issued by Riverside Group, Inc. that was not paid on the December 28, 2002 due date *(see additional discussion in Note 15 to the consolidated financial statements).*

Impairments

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," the Company has recorded an impairment charge of $12.9 million *(see additional discussion in Note 4 to the consolidated financial statements).*

Store Closing Costs and Other Charges

In 2001, the Company's management developed a plan to reorganize and improve productivity and performance. The results were reductions in administrative expense, marketing expense, headcount and the elimination of non-strategic operating units. As a result, the Company recorded charges of $1.2 million related to severance, $0.5 million related to property carrying costs and other costs.

Pursuant to certain initiatives to improve performance and reduce underperforming assets, from January through November 2002, the Company closed, consolidated, or sold nine distributions centers and two component plants. These closings resulted in termination of approximately 300 employees that worked at these locations. Another 27 employees were transferred to surrounding locations. Store closing costs associated with these activities typically include employee termination costs, non-cancelable lease obligations and other exit costs incurred as a direct result of closing facilities. As a result, the Company recorded charges of $1.8 million of severance and $1.7 million of property and other carrying costs. Also included in the $1.8 million of severance was $385,000 in severance related to a plan to reduce headquarters and field administration by 23 associates. In addition, the Company recorded a write down of inventory of approximately $1.4 million. The following is a summary of the activity in the reserve balances from 2001 through December 28, 2002:

(In Thousands)	Employee Separation Costs	Property and Other Carrying Costs	Total
2001 Store closing and other costs	$1,223	$521	$1,744
2001 Related payments	(1,084)	(235)	(1,319)
Accrual balance at December 29, 2001	139	286	425
2002 Store closing and other costs	1,895	1,659	3,554
2002 Related payments	(1,649)	(1,930)	(3,579)
Accrual balance at December 28, 2002	$ 385	$ 15	$ 400

Other Operating Income

Other operating income decreased approximately $0.5 million to $2.9 million in 2002, compared with $3.4 million in 2001. This primarily includes the sale or disposal of property, plant and equipment, service charges assessed customers on past due accounts receivable, and casualty losses. During 2002, the Company sold eight pieces of real estate and various fixed assets for a net gain of approximately $1.8 million, offset by an impairment of $0.9 million charged for the 2003 sale of real estate in Aurora, Colorado. This is compared with four real estate sales and various fixed asset disposals in 2001, for a net gain of approximately $1.2 million.

Interest Expense

Interest expense decreased to $16.0 million in 2002 from $21.8 million in 2001. The Company's weighted average interest rate on all outstanding borrowings, excluding amortization of debt issue costs, for the years ended December 28, 2002 and December 29, 2001 was approximately 7.95% and 8.93%, respectively.

The Company's 2002 average debt levels decreased significantly, down $43.2 million or 19.1% over the comparable period in 2001. In 2002, approximately 85.9% of the Company's average borrowing on its revolving credit facility was LIBOR-based as compared with 94.2% in 2001.

Income Tax Benefit before Discontinued Operations

In 2002, the Company recorded a net income tax benefit for continuing operations of $13.5 million versus a net income tax benefit of $8.6 million in 2001. The Company's effective tax rate was 39.7% for 2002 compared to 35.7% for 2001. Included in the Company's tax provision from continuing operations were state franchise taxes and non-deductible items. State franchise taxes were $0.4 million and $0.7 million for 2002 and 2001, respectfully.

The Company continues to review future earnings projections to determine that there is sufficient support for its deferred tax assets and valuation allowance. Management believes that it is more likely than not that the Company will receive full benefit of its net deferred tax asset and that the valuation allowance is properly stated.

Net Loss from Continuing Operations

The Company recorded a net loss from continuing operations in 2002 of $20.5 million versus a loss of $15.6 million in 2001, an increase of $4.9 million. Results of operations were negatively impacted by an impairment of intangible assets of $12.9 million, a decrease in sales, down 18.6%, a decrease in gross profit percent, down 80 basis points, an increase in store closing and other items, up 103.8%, and a decrease in other income, down 14.0%. These items were partially offset by a decrease in selling general and administrative expenses, down 21.4%.

Discontinued Operations

As part of the Company's reorganization initiative, on December 16, 2002, the Company successfully completed the sale of substantially all of the assets of its operations in Wisconsin and Northern Michigan to Lanoga Corporation's UBC division (the "Lanoga Sale"). Included in the transaction were 14 distribution centers and three component plants in Wisconsin, and 17 distribution centers and one component plant in Michigan. *(See additional discussion in Note 3 to the consolidated financial statements.)*

2001 Compared with 2000

Net Sales

Net sales for 2001 decreased $16.4 million, or 2.3%, to $710.0 million from $726.4 million in 2000. The Company closed or consolidated five facilities during 2001 which contributed approximately $23.8 million in sales during the prior year. Sales for all facilities operated throughout both years ("same store sales") decreased 2.4%. During 2001, the Company experienced a 0.4% increase in same store sales to its primary customer, the professional home builder, and a 10.2% decrease in same store sales to commercial builders. Consumer sales declined 4.8% on a same store basis.

Sales to building professionals as a percentage of total sales were 64.9% in 2001 compared to 62.9% in 2000. Lumber and building materials accounted for 84.8% of total sales in 2001, compared with 86.0% in 2000.

Total housing starts in the United States increased 2.2% in 2001, and starts in the Company's primary geographical market, the Midwest, increased approximately 4.0%, from such starts in 2000. The Company's two other geographical markets, the Northeast and South, experienced a decrease in 2001 housing starts of 3.2% and an increase of 2.5%, respectively, from such starts in 2000. Nationally, single family housing starts, which generate the majority of the Company's sales to building professionals, increased by 3.6% to 1.27 million starts in 2001 from 1.23 million starts in 2000.

The Company estimates that deflation in lumber and drywall prices negatively impacted 2001 net sales by approximately $15.7 million, when compared with lumber and drywall prices during 2000. Dimensional lumber, panel products and, to an extent, drywall are commodities which cause the Company's costs to fluctuate with changing market conditions, generally tracked using the Random Lengths Framing Composite Average and the Random Lengths Panel Index for dimensional lumber and panel products, respectively. Drywall prices generally fluctuate based on availability and are tracked using producer prices. Increases in commodity prices ("lumber inflation") generally are passed on to the customer with certain lag effects, resulting in higher selling prices, or are fixed in the futures market for dimensional lumber and panel products for a small percentage of longer-term sales contracts. In periods of decreasing commodity prices ("lumber deflation"), selling prices decrease, with certain lag effects.

Products that exhibited the greatest change in sales for the year ended December 29, 2001 versus sales of such products in 2000 were lumber and plywood (down 10.1%), drywall (down 33.7%), windows (up 7.0%), and trusses (up 4.2%). These products account for 53.2% of the total Company sales in 2001.

Sales of internally manufactured building components, excluding discontinued operations, increased to 62.7% of total distributed building components from 61.4% in the prior year. Sales of internally manufactured building components increased 2.4% to approximately $73.8 million in 2001 from approximately $72.0 million in 2000. As with dimensional lumber, sales of internally manufactured building components are impacted by the effects of lumber deflation.

Gross Profit

Gross profit decreased $3.9 million to $145.6 million or 20.5% of net sales for 2001 compared with $149.6 million or 20.6% of net sales for 2000. The Company believes that deflation in lumber and drywall prices decreased the dollar value of gross profit by approximately $3.6 million for the fiscal year ended December 29, 2001. Commodity wood products, drywall and manufactured building components accounted for approximately 57.3% of sales for the year, compared with 59.5% for 2000.

Selling, General, and Administrative Expense

Total selling, general, and administrative expense ("SG&A") decreased $1.6 million or 1.1% to $143.6 million in 2001 compared with $145.2 million in 2000. SG&A increased slightly as a percent of net sales to 20.2% in 2001, compared with 20.0% of net sales in 2000.

The increase in SG&A primarily is attributable to increases in employee benefits, specifically medical and workers' compensation insurances and increases in marketing expenditures. These increases were partially offset by reductions in labor that reduced salaries and management incentives, and an increase in co-operative marketing and cost recovery programs.

Depreciation and Amortization

Depreciation and amortization costs increased approximately $0.5 million or 11.2% to $5.2 million in 2001, compared with $4.7 million in 2000. The increase in depreciation primarily is due to investments in machinery and equipment at the Company's manufacturing facilities and delivery vehicles.

Provision for Doubtful Accounts

Provision for doubtful accounts increased to approximately $0.9 million or 0.1% of sales in 2001 from approximately $0.7 million or 0.1% of sales for 2000. The Company extends credit, generally due on the 10th day of the month following the sale, to qualified and approved contractors.

STORE CLOSING COSTS
AND OTHER CHARGES

In 2001, the Company's management developed a plan to reorganize and improve productivity and performance. The results were reductions in administrative expense, marketing expense, headcount and the elimination of non-strategic operating units. As a result, the Company recorded charges of $1.2 million related to severance, $0.5 million related to property carrying costs and other costs. Of these charges, the Company paid $1.1 million related to severance, leaving an accrual balance at December 29, 2001 of $0.4 million.

OTHER OPERATING INCOME

Other operating income decreased approximately $9.7 million to $3.4 million in 2001, compared with $13.2 million in 2000. Other operating income primarily includes the gains on the early extinguishment of debt, sale or disposal of property, plant and equipment, service charges assessed customers on past due accounts receivable, closed center expenses and casualty losses. During 2001, the Company sold four pieces of real estate and various fixed assets for a net gain of approximately $1.2 million. This is compared with three real estate sales and various fixed asset disposals in 2000, for a net gain of approximately $0.3 million. Additionally, as part of the adoption of SFAS No. 145, the Company reclassified its gains on debt extinguishment from extraordinary items to other operating income *(see additional discussion in Note 2 to the consolidated financial statements.)* While not required until fiscal 2003, the Company has elected to early adopt the provision of this statement as encouraged by the Financial Accounting Standards Board. The pretax gain of $11.1 million has been reclassified to other operating income for the fiscal year ended December 30, 2000.

INTEREST EXPENSE

Interest expense decreased to $21.8 million in 2001 from $24.3 million in 2000. The Company's weighted average interest rate on all outstanding borrowings, excluding amortization of debt issue costs, for the years ended December 29, 2001 and December 30, 2000 was approximately 8.93% and 10.07%, respectively. The Company's 2001 average debt levels decreased by $2.5 million or 1.1% over the comparable period in 2000.

INCOME TAX BENEFIT

In 2001, the Company recorded a net income tax benefit for continuing operations of $8.6 million versus a net income tax benefit of $3.7 million in 2000. The effective tax rate was 35.7% for 2001 compared to 30.6% for 2000. The Company's provision includes state franchise taxes and other non-deductible items. State franchise taxes were $0.7 million and $1.0 million for 2001 and 2000, respectively.

The Company continues to review future earnings projections to determine that there is sufficient support for its deferred tax assets and valuation allowance. Management believes that it is more likely than not that the Company will receive full benefit of its net deferred tax asset and that the valuation allowance is properly stated.

NET LOSS FROM
CONTINUING OPERATIONS

The Company recorded a net loss from continuing operations in 2001 of $15.6 million versus a net loss from continuing operations of $8.5 million in 2000, an increase of $7.1 million. Results of operations were negatively impacted by a decline in sales of 2.3%, increased employee benefit costs, specifically workers compensation and medical costs, as well as additional marketing expenditures. Results were positively impacted by a decrease in management incentives and a decrease in interest expense.

Critical Accounting Policies

"Management's Discussion and Analysis" discusses the results of operations and financial condition as reflected in the Company's Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. As discussed in Note 2 to the Company's Consolidated Financial Statements, the preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates. Management believes that any reasonable deviations from these estimates would not have a material impact on the Consolidated Financial Statements.

On an ongoing basis, management evaluates its estimates and judgments, including those related to the allowance for uncollectible accounts, inventory valuation, long-lived assets, and self-insurance and other reserves. Management bases its estimates and judgments on its substantial historical experience and other relevant factors, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

The Company's allowance for doubtful accounts is based on historical write-off experience net of recoveries and management's assessment of the collectibility of amounts due. Management's estimate considers overall portfolio quality and current economic conditions that may affect the borrower's ability to pay.

The Company utilizes the first-in, first-out (FIFO) cost flow assumption for valuing its inventory. Estimates are made for obsolescence and unmarketable inventory to ensure inventory is valued at the lower of cost or market, but not in excess of net realizable value. The Company also records a reserve for estimated inventory shrinkage, based on previous years actual physical inventory result, for the periods between physical inventories.

The Company primarily is self-insured for medical, workers compensation, automotive, general and product liability claims. Self-insurance claims incurred but not reported and those reported but unpaid are accrued based on management's estimates, which are based on actuarial assumptions provided by outside parties and historical claims experience.

Long-lived assets, including intangible assets, are reviewed when facts and circumstances indicate that the carrying value of the asset may not be recoverable. When necessary, impaired assets are written down to estimated fair value based on the best information available. Fair value is determined by estimated future cash flows and appraised value of the assets.

Liquidity and Capital Resources

The Company's principal sources of working capital and liquidity are cash flows from operations and borrowings under its revolving credit facility. The Company's primary need for capital resources is to finance accounts receivable, inventory, capital expenditures and collateral for self-insurance programs.

In 2002, net cash provided by operating activities was $28.5 million. This compares with net cash used in operating activities of $0.5 million in 2001. The increase in cash flow from operations primarily is driven by reductions in accounts receivable and inventory, partially offset by a decrease in accounts payable and accrued liabilities.

Accounts receivable at the end of 2002 was $56.1 million, a decrease of $5.3 million or 8.6% from 2001. Inventory at the end of 2002 was $50.2 million, a decrease of $21.7 million or 30.2% from 2001. Excluding the sale of assets in the Lanoga Sale, accounts receivable and inventory decreases are due to the Company's efforts to improve the management of both. Accounts payable at the end of 2002 was $23.8 million, a decrease of $6.8 million or 22.2% from 2001.

During 2002, the Company decreased its capital expenditures to $1.9 million compared to $9.2 million in 2001. Net cash provided by investing activities was $81.6 million in 2002, compared to net cash used in investing activities in 2001 of $7.4 million. Proceeds from the sale of discontinued operations and other facilities in 2002 were $83.5 million, compared to proceeds of $2.6 million in 2001.

The Company's capital expenditures consist primarily of the construction and maintenance of facilities for new and existing operations, the purchase of machinery and equipment for component manufacturing facilities, the remodeling of sales and distribution facilities and the purchase of equipment and management information systems. The Company may also, from time-to-time, make expenditures to establish or acquire operations to expand or complement its existing operations. The new senior credit agreement, described below, will allow the company to spend $6.0 million on capital expenditures. The Company expects to fund capital expenditures through borrowings and its internally generated cash flow.

At December 28, 2002 the Company operated 58 sales and distribution centers and 13 component manufacturing facilities compared with 98 sales and distribution facilities and 26 component manufacturing facilities at December 29, 2001. The reduction in facilities is due to the Lanoga Sale as well as other sales and consolidation of facilities that took place during the year. At December 28, 2002, there were no material commitments to third parties for future capital expenditures.

The Company maintained excess availability under its revolving credit agreement throughout 2002. The Company's receivables and inventory typically increase in the second and third quarters of the year due to higher sales in the peak building season. In these same periods, the Company typically reaches its peak utilization of its revolving credit agreement because of the increased inventory and receivables needed for the peak building season. At December 28, 2002, the Company had outstanding borrowings under its previous revolving credit agreement of $31.5 million, the minimum availability requirement was $25.0 million and the unused availability was $38.8 million.

SENIOR SUBORDINATED DEBT

During 2002, management undertook an initiative to restructure its debt and improve liquidity. As part of that initiative, on February 26, 2003, the Company completed its offer to exchange its new Senior Secured Notes due 2005 for any and all of its outstanding 11-5/8% Senior Subordinated Notes due 2003. The Company accepted for the exchange all $42.8 million of Senior Subordinated Notes validly tendered in exchange for an equal principal amount of Senior Secured Notes. The tendered notes represent approximately 67% of the Senior Subordinated Notes outstanding as of December 28, 2002. The Senior Secured Notes, which bear interest at 11-5/8% per annum from the date of issuance through December 15, 2003 and at 18% per annum thereafter, are secured by liens on the Company's owned real estate and equipment. These liens are junior to the liens securing amounts payable under the Company's new senior credit facility.

Concurrent with the closing of the exchange offer, the indenture governing the outstanding Senior Subordinated Notes was amended to remove or modify many of the restrictive covenants. Those restrictions included (but were not limited to) certain limitations on transactions with affiliates, dividend payments, changes in control, and sales of assets. In addition, the new notes permit the Company to call the notes, at its option, at declining discounts starting at 15%.

The Company continues to carry outstanding old notes of approximately $21.2 million. These notes are due in full on December 15, 2003. Sufficient liquidity to meet these obligations when they come due is contingent on a number of risk factors, as discussed in Item 1 of the Company's Form 10-K for the year ended December 28, 2002.

REVOLVING CREDIT FACILITY

Concurrent with the Exchange Offer, on February 26, 2003, the Company completed a refinancing of its Fleet Credit Agreement and term notes existing under the prior Amended and Restated Credit Agreement dated December 13, 2000 and entered into the new Merrill Credit Agreement dated February 26, 2003. The total commitment was reduced from the original $251.7 million ($200 million revolving line of credit and $51.7 million of term notes) to $125 million ($100 million revolving line of credit and $25 million of term notes). The Merrill Credit Agreement expires on February 26, 2007, and the term notes are now due February 26, 2007.

As of December 28, 2002 there was $31.5 million outstanding under the Fleet Credit Agreement of which $20.3 million was revolving credit and $11.2 million was term notes. The spread on prime rate borrowings under the new agreement ranges from 1.25% to 2% over prime for revolving loans and 2% to 2.75% over prime under the term notes. The spread for LIBOR based borrowing ranges from 2.5% to 3.25% over LIBOR for revolving loans and 3.25% to 4% over LIBOR for term notes. The spread over the prime or LIBOR rates is determined based upon the Company's Fixed Charge Coverage Ratio, as defined under the Merrill Credit Agreement. The Company's base rate, 5.00% at December 28, 2002 and 5.50% at December 29, 2001, included an interest spread over prime of 0.75% and 0.75%, respectively. The Company's LIBOR borrowing rate, 4.13% at December 28, 2002 and 4.69% at December 29, 2001, included an interest spread over LIBOR of 2.75% and 2.75%, respectively. The Company's weighted average interest rates were 7.95%, 8.93%, and 10.07% as of December 28, 2002, December 29, 2001, and December 30, 2000, respectively.

The Merrill Credit Agreement limits the level of capital expenditures for each annual period, while allowing for reinvestment of proceeds on asset sales. The company is also subject to certain minimum levels of EBITDA, as defined within the Credit Agreement. Availability is generally limited to 85% of eligible accounts receivable and 60% of eligible inventory. For the first six months from inception of this agreement, minimum availability is required to be $15 million. As of March 22, 2003, unused availability was $37.2 million.

Under the Merrill Credit Agreement, a commitment fee of .375% to .5% is payable on the unused revolving credit amount. Ranges of fees are determined based upon the aforementioned Fixed Charge Coverage Ratio, as defined under the Credit Agreement. As of December 28, 2002, the Company was in compliance with all of its then existing covenants.

The maturity schedule in the Contractual Obligations and Commercial Commitments table within the Liquidity and Capital Resources section of the "Management's Discussion and Analysis" has been adjusted to reflect the current repayment requirements of the Merrill Credit Agreement dated February 26, 2003.

As a result of (i) the Company's failure to deliver to the lenders its fiscal 2002 audited financial statements by March 28, 2003 and (ii) as of April 4, 2003, Riverside Group Inc. and J. Steven Wilson ceasing between them to own at least 25% of the Company's outstanding common stock and Imagine Investments, Inc. owning a greater percentage of such shares than Riverside and Mr. Wilson, certain events of default arose under the Merrill Credit Agreement. Such defaults were simultaneously waived by the lenders and the Credit Agreement was amended in certain respects, including the addition of a provision which permits the Company to make the severance payment to Mr. Wilson. In connection with such waiver and amendments, the Company paid to the lenders a fee of $312,500.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

		Payments Due by Period			
(In Thousands)	Total	Within 1 year	2-3 years	4-5 years	After 5 years
CONTRACTUAL OBLIGATIONS					
Long-term debt and other liabilities	$ 96,027	$28,518	$43,120	$24,389	$ –
Operating leases	43,125	9,651	10,431	3,021	20,022
Total contractual cash obligations	$139,152	$38,169	$53,551	$27,410	$20,022

To facilitate an understanding of the Company's contractual obligations and commercial commitments, the following data are provided. Note that approximately $0.6 million of mortgages on real estate included herein are classified as a component of other long-term liabilities in the Company's Balance Sheet.

Other than the operating leases included above, the Company has no other off-balance sheet financing arrangements.

Net Operating Loss Carryforwards

At December 28, 2002 the Company and its subsidiaries had income tax net operating loss carryforwards ("NOLs") of approximately $22.4 million. The NOLs will expire in the years 2011 to 2021 if not previously utilized. See also Note 13 to the Consolidated Financial Statements included elsewhere herein.

The Company continues to review future earnings projections to determine that there is sufficient support for its deferred tax assets and valuation allowance. Management believes that it is more likely than not that the Company will receive full benefit of its net deferred tax asset and that the valuation allowance is properly stated.

Recently Issued Accounting Pronouncements

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123." This standard provides transitional guidance for applying the fair value based method of accounting for stock options. It also requires additional pro forma disclosures for interim periods beginning after December 15, 2003. The company will continue to apply the intrinsic value based method of accounting as prescribed by APB Opinion No. 25. As such, management does not expect the adoption of this pronouncement to have a material effect on its financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to a plan. SFAS No. 146 is effective for any exit plans commencing after December 29, 2002.

The Company does not believe that the initial adoption of this standard will have a material impact on the Company's financial statements.

In April 2002, the FASB issued SFAS No.145, "Rescission of SFAS No's 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections." SFAS No. 145 modifies the treatment of sale-leaseback transactions and extinguishment of debt. Part of its provisions change the presentation of extraordinary gain/loss on extinguishment of debt to a component of continuing operations and requires reclassification of prior periods. While not required until fiscal 2003, the Company has elected to early adopt the provision of this statement. A pretax gain of $11.1 million has been reclassified to other December 30, 2000. The income tax provision and net loss from continuing operations have been adjusted to reflect this reclassification.

In September 2002, the Emerging Issues Task Force ("EITF") issued EITF Issue No. 02-16 "Accounting by a Reseller for Cash Consideration Received from a Vendor." This consensus requires cash consideration received from vendors to be classified as a reduction of costs of the customer product cost unless a customer incurs a specific incremental cost to promote that vendor's products for which it is being reimbursed or is providing a service for which the consideration represents the consideration for the fair value of those services being performed. This consensus is effective to the Company for the fiscal year ended December 27, 2003. Currently, allowances that are reimbursements of costs to promote vendors' products are offset against those costs in the statements of operations. Rebates that are associated with purchasing volumes are considered reductions of the costs of products are recognized when those products are sold.

Quantitive and Qualitive Disclosures about Market Risk

The Company is subject to market risk primarily associated with changes in interest rates and commodity lumber prices.

INTEREST RATE RISK

See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources" for a description of the Company's outstanding indebtedness.

The Company had an interest rate swap agreement that expired in February 2002. This interest rate swap agreement had effectively fixed the Company's borrowing cost at 5.75% plus the Company's LIBOR borrowing spread on $40.0 million of the Company's Fleet Credit Agreement.

Based on limited and infrequent trading information, management estimates that the fair value of the Company's outstanding 11-5/8% Senior Subordinated Notes was $35.8 million and $32.0 million at December 28, 2002 and December 29, 2001, respectively. As discussed in Note 9 to the Consolidated Financial Statements, the Company redeemed approximately $36.0 million face amount of the notes in December 2000. Assuming a hypothetical 100 basis point decrease in the yield to maturity of the outstanding notes at December 28, 2002, the fair value of the fixed rate debt would have increased by $0.2 million.

COMMODITY PRICE RISK

The Company will from time to time enter into lumber futures contracts to hedge price fluctuations related to anticipated future purchases of commodity lumber. While lumber futures contracts are entered into on a risk management basis, the Company's hedge positions could show a net gain or loss depending on prevailing market conditions. At December 28, 2002, the Company did not have any lumber futures contracts outstanding.

Consolidated Balance Sheets

(In Thousands, except per-share data)	Dec. 28 2002	Dec. 29 2001
ASSETS		
Current assets:		
Cash	$ 40	$ 153
Accounts receivable, less allowance for doubtful accounts of $1,919 in 2002, $2,119 in 2001	56,094	61,387
Notes receivable from affiliate	–	430
Inventory, net	50,170	71,880
Deferred tax assets	5,720	5,399
Prepaid expenses and other assets	5,619	4,995
Assets of discontinued operations	-	52,404
Total current assets	117,643	196,648
Property, plant and equipment, net	37,971	47,138
Trademark	-	5,856
Deferred tax assets	13,775	16,342
Rental equipment (net of accumulated depreciation of $1,475 in 2002, $2,186 in 2001)	1,021	1,752
Goodwill	-	6,788
Other assets (net of accumulated amortization of $13,320 in 2002, $11,881 in 2001)	3,577	4,806
Assets of discontinued operations	-	17,743
Total assets	$173,987	$297,073
LIABILITIES & STOCKHOLDERS' EQUITY		
Current liabilities:		
Current maturities of long-term debt	$ 28,107	$ 9,157
Accounts payable	23,824	30,622
Accrued liabilities	16,256	11,390
Liabilities of discontinued operations	-	22,507
Total current liabilities	68,187	73,676
Long-term debt, less current maturities	67,363	193,253
Other long-term liabilities	2,407	2,709
Liabilities of discontinued operations	-	664
Stockholders' equity:		
Common stock, $0.01 par (8,307,984 and 8,281,585, shares issued and outstanding respectively)	83	83
Accumulated other comprehensive loss	-	(93)
Additional paid-in capital	87,173	87,134
Accumulated deficit	(51,226)	(60,353)
Total stockholders' equity	36,030	26,771
Total liabilities and stockholders' equity	$173,987	$297,073

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Operations

Years Ended *(In Thousands, except per-share data)*	**Dec. 28 2002**	Dec. 29 2001	Dec. 30 2000
Net sales	**$577,731**	$710,000	$726,375
Cost of sales	**463,718**	564,386	576,812
Gross profit	**114,013**	145,614	149,563
Selling, general and administrative expenses	**112,884**	143,587	145,193
Depreciation and amortization	**4,301**	5,239	4,710
Provision for doubtful accounts	**1,281**	916	727
Impairments	**12,894**	-	-
Store closing costs and other charges	**3,554**	1,744	-
Other operating income	**(2,941)**	(3,421)	(13,163)
	131,973	148,065	137,467
(Loss) Income from continuing operations	**(17,960)**	(2,451)	12,096
Interest expense	**16,029**	21,787	24,322
Loss from continuing operations before income taxes	**(33,989)**	(24,238)	(12,226)
Income tax benefit	**(13,503)**	(8,648)	(3,745)
Loss from continuing operations	**(20,486)**	(15,590)	(8,481)
DISCONTINUED OPERATIONS:			
Income, net of taxes	**7,263**	8,516	11,335
Gain on disposal, net of taxes of $14,356	**22,350**	–	–
Income from discontinued operations	**29,613**	8,516	11,335
Net income (loss)	**$ 9,127**	$ (7,074)	$ 2,854
Loss from continuing operations per common share–basic and diluted	**$ (2.47)**	$ (1.88)	$ (1.03)
Income from discontinued operations per common share–basic	**$ 3.57**	$ 1.03	$ 1.37
Income from discontinued operations per common share–diluted	**$ 3.52**	$ 1.01	$ 1.34
Net income (loss) per common share–basic	**$ 1.10**	$ (0.85)	$ 0.35
Net income (loss) per common share–diluted	**$ 1.08**	$ (0.85)	$ 0.34
Weighted average common shares–for basic	**8,293,261**	8,277,190	8,249,774
Weighted average common shares–for diluted	**8,416,481**	8,403,742	8,466,383

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

(In Thousands, except per-share data)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Equity
Balance at December 25, 1999	8,224,888	$82	$86,870	$(56,133)	$ –	$30,819
Net income		–	–	2,854	–	2,854
Issuance of common stock	46,425	1	222	–	–	223
Balance at December 30, 2000	8,271,313	83	87,092	(53,279)	–	33,896
Net loss	–	–	–	(7,074)	–	(7,074)
Change in fair value of swap	–	–	–	–	(93)	(93)
Total comprehensive loss	–	–	–	–	–	(7,167)
Issuance of common stock	10,272	–	42	–	–	42
Balance at December 29, 2001	8,281,585	83	87,134	(60,353)	(93)	26,771
Net income	–	–	–	9,127	–	9,127
Reclassification of swap fair value to earnings	–	–	–	–	93	93
Total comprehensive income						9,220
Issuance of Common stock	26,399	–	39	–	–	39
Balance at December 28, 2002	8,307,984	$83	$87,173	$(51,226)	$ –	$36,030

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended *(In Thousands)*	**Dec. 28 2002**	Dec. 29 2001	Dec. 30 2000
Cash flows from operating activities:			
Net income (loss)	**$ 9,127**	$ (7,074)	$ 2,854
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Income from discontinued operations	**(7,263)**	(8,516)	(11,335)
Gain on extinguishment of debt	**–**	–	(6,806)
Depreciation expense	**6,731**	6,450	5,437
Amortization of trademark	**–**	222	222
Amortization of goodwill	**–**	515	621
Impairment of intangibles and other items	**13,846**	–	–
Amortization of deferred financing costs	**1,586**	1,449	1,274
Provision for doubtful accounts	**1,281**	916	727
(Gain) loss on sale of assets and other items	**(1,841)**	(1,223)	116
Gain on sale of discontinued operations, net of taxes	**(22,350)**	–	–
Deferred income taxes	**2,246**	(4,576)	(1,615)
Changes in assets and liabilities, net of assets sold and liabilities assumed:			
Decrease (increase) in accounts receivable	**13,305**	(6,071)	25,974
Decrease in inventory	**13,520**	13,070	796
(Decrease) increase in accounts payable and accrued liabilities	**(1,493)**	3,796	(16,576)
(Increase) decrease in prepaids and other assets	**(236)**	589	(1,667)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	**28,459**	(453)	22
Cash flows from investing activities:			
Purchases of property, plant and equipment	**(1,883)**	(9,222)	(7,898)
Payments for acquisitions	**-**	(760)	(800)
Proceeds from sale of business	**83,507**	2,585	1,212
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	**81,624**	(7,397)	(7,486)
Cash flows from financing activities:			
Net (repayments) borrowings under revolving line of credit	**(81,900)**	(4,332)	22,044
Decrease (increase) in notes receivable	**–**	53	(2)
Repayments of term loan	**(25,040)**	–	(24,925)
Debt issuance cost	**(686)**	(581)	(2,595)
NET CASH USED IN FINANCING ACTIVITIES	**(107,626)**	(4,860)	(5,478)
NET CASH (USED IN) PROVIDED BY DISCONTINUED OPERATIONS	**(2,570)**	12,662	13,091
NET INCREASE (DECREASE) IN CASH	**2,457**	(12,710)	(12,942)
Cash at beginning of period	**153**	201	52
CASH AT END OF PERIOD	**$ 40**	$ 153	$ 201
Supplemental schedule of cash flow information:			
Interest paid	**$15,560**	$19,458	$22,203
Income taxes paid	**$ 634**	$ 1,141	$ 1,457

The accompanying notes are an integral part of the consolidated financial statements.

Notes

1. Description of Business

Wickes Inc. (formerly Wickes Lumber Company), through its sales and distribution facilities, markets lumber and building materials and provides specialized services primarily to professional contractors, repair and remodelers, and do-it-yourself home owners, principally in the Midwest, Northeast and Southern United States. Wickes Inc.'s wholly-owned subsidiaries are: Lumber Trademark Company ("LTC"), a holding company for the "Flying W" trademark; and GLC Division, Inc. ("GLC"), which subleases certain real estate to Wickes Inc.

2. Accounting Policies

Principles of Consolidation

The consolidated financial statements present the results of operations, financial position, and cash flows of Wickes Inc. and all of its wholly-owned subsidiaries (the "Company"). All significant inter-company balances and transactions have been eliminated in consolidation.

Fiscal Year

The Company's fiscal year ends on the last Saturday in December. All periods presented represent 52-week years with the exception of 2000 being a 53-week year.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity date of three months or less to be cash equivalents.

Accounts Receivable

The Company extends credit primarily to qualified professional contractors and professional repair and remodelers, generally on a non-collateralized basis. The allowance for doubtful accounts is based on historical write-off experience net of recoveries and management's assessment of the collectibility of amounts due. Management's estimate considers overall portfolio quality and current economic conditions that may affect the borrower's ability to pay.

Inventory

Inventory consists principally of finished goods. The Company utilizes the first-in, first-out (FIFO) cost flow assumption for valuing its inventory. Estimates are made for obsolescence and unmarketable inventory to ensure inventory is valued at the lower of cost or market, but not in excess of net realizable value. The Company also records a reserve for estimated inventory shrinkage, based on previous year's actual physical inventory results, for the periods between physical inventories.

Property, Plant and Equipment

Property, plant and equipment are stated at cost and are depreciated under the straight-line method. Estimated useful lives range from 15 to 39 years for buildings and improvements. Leasehold improvements are depreciated over the lesser of the estimated useful life of the asset or the lease term. Machinery and equipment, which includes software, has useful lives ranging from 3 to 10 years. Expenditures for maintenance and repairs are charged to operations as incurred. Gains and losses from dispositions of property, plant, and equipment are included in the Company's statement of operations as other operating income.

Rental Equipment

Rental equipment consists of hand tools and power equipment held for rental. This equipment is depreciated using the straight-line method over a 3 to 7 year life.

Other Assets

Other assets, primarily consisting of deferred financing costs, are being amortized over the expected terms of the related debt agreements. Amortization expense for deferred financing costs is reflected as interest expense on the Company's Consolidated Statements of Operations.

Goodwill and Other Intangible Assets

Effective at the beginning of fiscal 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." Upon adoption, the Company determined that its trademark had an indefinite life. As required by SFAS No. 142, the Company ceased amortizing goodwill and the trademark. The Company determined that it has only one reporting unit under SFAS No. 142.

The Company completed the transitional impairment test required by SFAS No. 142 during the first quarter of 2002. The Company's analysis indicated that there were not indications of impairment as of the date of adoption. The Company's policy is to perform the annual impairment test required by SFAS No. 142 in the fourth quarter. Because of the sale of a significant part of the Company's operations and the resulting changes in the Company's net assets and market capitalization, and other factors, the Company determined that impairment indicators existed and, therefore, the Company was required to estimate the fair value of the Company's goodwill and trademark.

The Company has determined, based on its step two analysis, which indicated the Company's estimated real estate market value was significantly greater than book value, that the implied fair value of the goodwill and trademark is zero as of December 28, 2002. Therefore, the Company has recorded an impairment charge of $12.9 million to fully write-off the net book value of these assets. Approximately $5.4 million of goodwill was allocated to discontinued operations and is included in the determination of the gain on disposal. *(See discussion in Note 4 to the consolidated financial statements.)*

Postretirement Benefits Other Than Pensions

The Company provides certain health and life insurance benefits for eligible retirees and their dependents. The Company accounts for the costs of these postretirement benefits over the employees' working careers in accordance with SFAS No. 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions."

Postemployment Benefits

The Company provides certain other post-employment benefits to qualified former or inactive employees. The Company accounts for the costs of these postemployment benefits in the period when it is probable that a benefit will be provided in accordance with SFAS No. 112, "Employers' Accounting for Postemployment Benefits."

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Tax provisions and credits are recorded at statutory rates for taxable items included in the Consolidated Statements of Operations regardless of the period for which such items are reported for tax purposes. Deferred income taxes are recognized for temporary differences between financial statement and income tax bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance when the Company cannot make the determination that it is more likely than not that of the related tax asset will be realized.

Revenue Recognition

The Company earns revenue by providing goods or performing services in the normal course of business. Customer's creditworthiness is determined, through a standard credit application, before performance occurs, to determine whether the sale is to be made on a cash or credit basis. The Company recognizes revenues, net of estimated returns, at the time products are delivered to the customer, when the customer takes possession, or as services are provided. Estimated returns are based on an analysis of historical returns, applied as a percentage of sales. For contracts that have material or service elements provided over extended periods of time, revenue is recognized as materials are delivered or

services have been performed. Prepayments for materials or services are deferred until such materials have been delivered or services have been provided.

EARNINGS PER COMMON SHARE

Earnings per common share is calculated in accordance with SFAS No. 128, "Earnings Per-Share." Weighted average shares outstanding have been adjusted for dilution using the treasury stock method.

SHIPPING & HANDLING EXPENSES

The Company presents costs associated with shipping and handling its products as a component of selling, general and administrative expenses. These costs, from continuing operations, were $11.1 million, $13.9 million and $14.3 million for the fiscal years ended December 28, 2002, December 29, 2001, and December 30, 2000, respectively.

VENDOR ALLOWANCES

The company recognizes allowances received from vendors in accordance with its arrangements with its vendors. Allowances that are reimbursements of costs to promote vendors products are offset against those costs in the statements of operations. Rebates that are associated with purchasing volumes are considered reductions of the costs of products and are recognized when those products are sold.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates reported.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets, including intangible assets, are reviewed when facts and circumstances indicate that the carrying value of the asset may not be recoverable. When necessary, impaired assets are written down to estimated fair value based on the best information available. Fair value is determined by estimated future cash flows and appraised value of the assets *(see Note 4)*.

STOCK-BASED COMPENSATION

SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options, and other equity instruments to employees based on the fair value of such instruments. The pronouncement requires companies that choose not to adopt the fair value method of accounting to disclose the pro forma net income and earnings per share under the fair value method. As permitted by SFAS No. 123, the Company elected to continue the intrinsic value method of accounting prescribed by APB Opinion No. 25. As required, the Company has disclosed the pro forma net income (loss) and pro forma income (loss) per share as if the fair value based accounting methods had been used to account for stock-based compensation cost *(see Note 11)*. In addition, the following table presents the pro forma impact to the Company's financial statements as if the fair value method had been applied:

(In Thousands, except per-share data)	**2002**	2001	2000
Loss from continuing operations (as reported)	**$(20,486)**	$(15,590)	$(8,481)
Add: Stock based compensation cost included in determination of compensation expense	**39**	43	41
Deduct: Stock based compensation under the fair-value method for all awards, net of tax	**(130)**	(121)	(205)
Adjusted loss from continuing operations	**$(20,577)**	$(15,668)	$(8,645)
Income from discontinued operations	**29,613**	8,516	11,335
Net income (loss) (as reported)	**9,127**	(7,074)	2,854
Adjusted net income (loss)	**9,036**	(7,152)	2,690
Earnings per-share:			
Basic:			
Loss from continuing operations (as reported)	**$ (2.47)**	$ (1.88)	$ (1.03)
Adjusted loss from continuing operations	**(2.48)**	(1.89)	(1.05)
Income from discontinued operations	**3.57**	1.03	1.37
Net income (loss) (as reported)	**1.10**	(0.85)	0.35
Adjusted net income (loss)	**1.09**	(0.86)	0.33
Diluted:			
Loss from continuing operations (as reported)	**$ (2.47)**	$ (1.88)	$ (1.03)
Adjusted loss from continuing operations	**(2.48)**	(1.89)	(1.05)
Income from discontinued operations	**3.52**	1.01	1.34
Net income (loss) (as reported)	**1.08**	(0.85)	0.34
Adjusted net income (loss)	**1.07**	(0.86)	0.32

Segment Reporting

(In Thousands)	**2002**	2001	2000
Wood Products	**$289,060**	$373,517	$395,446
Building Materials	**197,948**	228,747	229,412
Hardlines	**55,049**	62,308	64,774
Other	**35,674**	45,428	36,743
Total Sales	**$577,731**	$710,000	$726,375

SFAS No. 131,"Disclosures about Segments of an Enterprise and Related Information" requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments. Based on this criteria, the Company has determined that it operates in one reportable business segment, that being the supply and distribution of lumber and building materials to building professionals and do-it-yourself customers, primarily in the Midwest, Northeast, and South. Thus, all information required by SFAS No. 131 is included in the Company's financial statements. In addition, the table above reflects net revenues for each of the Company's major product categories. No single customer represented more than 10% of the Company's total net sales in 2002, 2001 and 2000.

Recently Issued Accounting Pronouncements

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123."This standard provides transitional guidance for applying the fair value based method of accounting for stock options. It also requires additional pro forma disclosures for interim periods beginning after December 15, 2003. The company will continue to apply the intrinsic value based method of accounting as prescribed by APB No. 25. As such, management does not expect the adoption of this pronouncement to have a material effect on the Company's financial statements.

In June 2002, the FASB issued SFAS No.146,"Accounting for Costs Associated with Exit or Disposal Activities." SFAS No.146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to a plan. SFAS No.146 is effective for any exit plans commencing after December 29, 2002. The Company does not believe that the initial adoption of this standard will have a material impact on the Company's financial statements.

In April 2002, the FASB issued SFAS No. 145,"Rescission of SFAS No's, 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections." SFAS No. 145 modifies the treatment of sale-leaseback transactions and extinguishment of debt. Part of its provisions change the presentation of extraordinary gains or losses on extinguishment of debt to a component of continuing operations and requires reclassification of prior periods. While not required until fiscal 2003, the Company has elected to early adopt the provisions of this statement as encouraged by the Financial Accounting Standards Board. A pretax gain of $11.1 million related to an early extinguishment of debt has been reclassified to other operating income for the fiscal year ended December 30, 2000. The income tax provision and net loss from continuing operations have been adjusted to reflect this reclassification.

In September 2002, the Emerging Issues Task Force ("EITF") issued EITF Issue No. 02-16 "Accounting by a Reseller for Cash Consideration Received from a Vendor." This consensus requires cash consideration received from vendors to be classified as a reduction of costs of the customer product cost unless a customer incurs a specific incremental cost to promote that vendor's products, for which it is being reimbursed or is providing a service for which the consideration represents the consideration for the fair value of those services being performed. This consensus is effective to the Company for the fiscal year ended December 27, 2003. Currently, allowances that are reimbursements of costs to promote vendors products are offset against those costs in the statements of operations. Rebates that are associated with purchasing volumes are considered reductions of the costs of products are recognized when those products are sold.

Reclassifications and Eliminations

Certain reclassifications have been made to prior year amounts to conform to the current presentation. All material intercompany balances and transactions have been eliminated.

3. Discontinued Operations

As of December 30, 2001 the Company adopted the requirements of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This standard establishes accounting and reporting standards for the impairment and disposal of long-lived assets and discontinued operations. On December 16, 2002, the Company successfully completed the sale of substantially all of the assets of its operations in Wisconsin and Northern Michigan to Lanoga Corporation's UBC Division (the "Lanoga Sale") for a sales price of $104.7 million including the assumption of liabilities. These operations have been treated as discontinued operations in accordance with this standard. In addition to the Lanoga Sale, the Company closed, consolidated or sold an additional 11 facilities in 2002 and five in 2001 that were not considered discontinued operations and therefore the results of these operations are reported in continuing operations.

The Company recorded a gain, net of tax, of $22.4 million, which included approximately $0.6 million related to a curtailment of the Company's post-employment benefit obligation. Included in the transaction were 14 distribution centers and three component plants in Wisconsin, and 17 distribution centers and one component plant in Michigan. The funds provided by this transaction were primarily used to pay down a substantial portion of the Company's senior credit facilities, leaving approximately $31 million outstanding as of December 28, 2002. The Lanoga Sale was part of Wickes' strategic decision to focus on larger demographic markets, where it can better serve its professional contractor and volume builder customers. As a result, management concluded that these locations no longer fit the Company's strategic direction and were more vulnerable to competitive pressures.

Sales and income from discontinued operations were as below:

(In Thousands)	**2002**	2001	2000
Sales	**$271,763**	$290,999	$301,230
Income before income taxes	**11,927**	14,018	18,658
Tax provision	**4,664**	5,502	7,323
Net income from discontinued operations	**7,263**	8,516	11,335

The major classes of assets and liabilities of discontinued operations sold were as follows:

(In Thousands)	As sold on **Dec. 16 2002**	Dec. 29 2001
Cash	**$ –**	$ 45
Accounts receivable	**23,725**	21,982
Inventory	**23,010**	28,239
Deferred tax assets	**–**	2,075
Prepaid expenses and other assets	**–**	63
Total current assets	**46,735**	52,404
Property, plant and equipment	**11,119**	12,087
Deferred tax assets	**–**	215
Goodwill	**5,441**	5,441
Total assets	**63,295**	70,147
Accounts payable	**15,789**	13,334
Accrued liabilities	**2,364**	9,837
Total current liabilities	**18,153**	22,507
Other long-term liabilities	**–**	664
Total current liabilities	**18,153**	23,171
Net assets	**$45,142**	$46,976

4. Impairment of Goodwill and Trademark

Effective at the beginning of fiscal 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." Upon adoption, the Company determined that its trademark had an indefinite life. As required by SFAS No. 142, the Company ceased amortizing goodwill and the trademark. The Company determined that it has only one reporting unit under SFAS No. 142.

The Company completed the transitional impairment test required by SFAS No. 142 during the first quarter of 2002. The Company's analysis indicated that there were not indications of impairment as of the date of adoption. The Company's policy is to perform the annual impairment test required by SFAS No. 142 in the fourth quarter. Because of the sale of a significant part of the Company's operations and the resulting changes in the Company's net assets and market capitalization, and other factors, the Company determined that impairment indicators existed and therefore the Company was required to estimate the fair value of the Company's goodwill and trademark.

The Company has determined, based on its step two analysis, which indicated the Company's estimated real estate market value was significantly greater than book value, that the implied fair value of the goodwill and trademark is zero as of December 28, 2002.

Therefore, the Company has recorded an impairment charge of $12.9 million to fully write-off the net book value of these assets. Approximately $5.4 million of goodwill was allocated to discontinued operations and is included in the determination of the gain on disposal. As required under SFAS No. 142 the following table provides income (loss) and per share data adjusted for the effect of amortization of goodwill and other indefinite lived intangible assets.

(In Thousands)	**2002**	2001	2000
Loss from continuing operations (as reported)	**$(20,486)**	$(15,590)	$(8,481)
Goodwill amortization	**–**	515	621
Trademark amortization	**–**	222	222
Adjusted loss from continuing operations	**$(20,486)**	$(14,853)	$(7,638)
Income from discontinued operations	**29,613**	8,516	11,335
Net income (loss) (as reported)	**9,127**	(7,074)	2,854
Adjusted net income (loss)	**9,127**	(6,337)	3,697
Earnings (loss) per share:			
Basic:			
Loss from continuing operations (as reported)	**$ (2.47)**	$ (1.88)	$ (1.03)
Adjusted loss from continuing operations	**(2.47)**	(1.79)	(0.93)
Income from discontinued operations	**3.57**	1.03	1.37
Net income (loss) (as reported)	**1.10**	(0.85)	0.35
Adjusted net income (loss)	**1.10**	(0.77)	0.45
Diluted:			
Loss from continuing operations (as reported)	**$ (2.47)**	$ (1.88)	$ (1.03)
Adjusted loss from continuing operations	**(2.47)**	(1.79)	(0.93)
Income from discontinued operations	**3.52**	1.01	1.34
Net income (loss) (as reported)	**1.08**	(0.85)	0.34
Adjusted net income (loss)	**1.08**	(0.77)	0.44

5. Other Comprehensive Income

The components of comprehensive income (loss) for the years ended December 28, 2002 and December 29, 2001 are as follows:

(In Thousands)	**Dec. 28 2002**	Dec. 29 2001
Net income (loss)	**$9,127**	$(7,074)
Change in fair value of interest rate swap, net of tax of $57	**–**	(93)
Reclassification of swap fair value to earnings	**93**	–
Comprehensive income (loss)	**$9,220**	$(7,167)

6. Acquisitions

During 2001, the Company acquired the real estate and other assets of a local lumber distributor in Kenvil, New Jersey for approximately $1.6 million, of which $650,000 was paid in cash and $950,000 in a three-year purchase money mortgage. The purpose of the acquisition was to relocate an existing lumber and distribution center from a nearby leased location. In addition, the Company acquired JWatt Construction, a framing contractor for construction of residential and commercial real property, for an immaterial purchase price.

The costs of this acquisition have been allocated on the basis of the fair value of the assets acquired and the liabilities assumed. The excess of the purchase price over the fair value of the net assets acquired resulted in goodwill, which is tested for impairment at least annually. Operations of the companies acquired have been included in the accompanying consolidated financial statements from their respective acquisition dates.

7. Property, Plant, and Equipment

Property, plant and equipment is summarized as follows:

(In Thousands)	**Dec. 28 2002**	Dec. 29 2001
Land and improvements	**$10,107**	$11,659
Buildings	**24,329**	26,250
Machinery and equipment	**28,191**	33,798
Leasehold improvements	**2,262**	3,315
Construction in progress	**1,964**	3,081
Gross property, plant & equipment	**66,853**	78,103
Less: Accumulated depreciation	**(30,356)**	(32,469)
Property, plant & equipment in use, net	**36,497**	45,634
Assets held for sale, net	**1,474**	1,504
Property, plant & equipment, net	**$37,971**	$47,138

Assets Held for Sale

Pursuant to certain initiatives to reduce under-performing assets, the Company has four properties held for sale as of December 28, 2002. These properties are held at the lower of book value or fair market value. Management believes these properties are recoverable at the net book value of $1.5 million. At December 29, 2001 the Company held three properties for sale for a net book value of $15 million.

Sales of Real Estate

Throughout 2002, the Company sold eight pieces of real estate for a gain of $1.8 million. These properties were not previously held for sale, but were sold as on-going businesses. See additional discussion in Note 3 regarding sales of properties to Lanoga.

In 2001, the Company sold four pieces of real estate for a net gain of $1.2 million. One property, which had been held since first quarter 1996, was sold at a net loss of $10,000. The other three properties were not previously held for sale and were sold for net gains. Of the three properties, one was an easement of property, one was a result of relocation to a larger facility, and one was a result of closing a center and selling the property.

In 2000, the Company sold three pieces of real estate for a net gain $204,000. One property, which had been held for sale since 1998, had been previously written down by $119,000 from its original net book value and sold at a net loss of $72,000. The other two properties, both held for sale since prior to 1996, had not been previously written down and each were sold for net gains.

8. Accrued Liabilities

Accrued liabilities consist of the following:

(In Thousands)	**Dec. 28 2002**	Dec. 29 2001
Accrued payroll	**$ 5,797**	$ 5,163
Accrued liability insurance	**2,667**	3,514
Other	**7,792**	2,713
Total accrued liabilities	**$16,256**	$11,390

9. Long-Term Debt

Long-term debt obligations are summarized, as follows:

(In Thousands)	**Dec. 28 2002**	Dec. 29 2001
Senior subordinated notes	**$63,956**	$ 63,956
Revolving credit facility:		
Revolving notes	**20,346**	93,143
Term notes	**11,168**	45,311
Total long-term debt	**95,470**	202,410
Less current maturities	**(28,107)**	(9,157)
Total long-term debt less current maturities	**$67,363**	$193,253

Aggregate Maturities

The Senior Subordinated Notes totaling $21.2 million mature on December 15, 2003. The remaining outstanding principal balance of $42.8 million matures on July 29, 2005. The term portion of the revolving credit facility requires quarterly principal payments as follows: $1.5 million from May 31, 2003 through February 29, 2004; $3.0 million from May 31, 2004 through February 28, 2005; $6.1 million from May 31, 2005 through November 30, 2006; with the remaining principal balance due February 26, 2007.

Senior Subordinated Debt

During 2002, management undertook an initiative to restructure its debt and improve liquidity. As part of that initiative, on February 26, 2003, the Company completed its offer to exchange its new Senior Secured Notes due 2005 for any and all of its outstanding 11-5/8% Senior Subordinated Notes due 2003. The Company accepted for exchange all $42.8 million of Senior Subordinated Notes validly tendered in exchange for an equal principal amount of Senior Secured Notes. The tendered notes represent approximately 67% of the Senior Subordinated Notes outstanding as of December 28, 2002. The Senior Secured Notes, which bear interest at 11-5/8% per annum from the date of issuance through December 15, 2003 and at 18% per annum thereafter, are secured by liens on the Company's owned real estate and equipment. These liens are junior to the liens securing amounts payable under the Company's new senior credit facility.

Concurrent with the closing of the exchange offer, the indenture governing the outstanding Senior Subordinated Notes was amended to remove or modify many of the restrictive covenants. Those restrictions included (but were not limited to) certain limitations on transactions with affiliates, dividend payments, changes in control, and sales of assets. In addition, the new notes permit the Company to call the notes, at its option, at declining discounts starting at 15%.

The Company continues to carry outstanding old notes of approximately $21.2 million. These notes are due in full on December 15, 2003. Sufficient liquidity to meet these obligations when they come due is dependent on a number of risk factors as discussed in Item 1 of the Company's Form 10-K for the year ended December 28, 2002.

On November 21, 2000, the Company commenced a cash tender offer for the old notes at a discount from face value. On December 26, 2000, the Company redeemed $36 million of the notes tendered (the "Redemption"). As a result of this transaction, the Company recorded a pre-tax gain of $11.1 million, net of costs associated with the transaction as

a component of other operating income. *(See discussion in Note 2 to the consolidated financial statements regarding the Company's adoption of SFAS No. 145.)*

REVOLVING CREDIT FACILITY

Concurrent with the Exchange Offer, on February 26, 2003, the Company completed a refinancing of its Fleet Credit Agreement and term notes existing under the prior Amended and Restated Credit Agreement dated December 13, 2000 and entered into the new Merrill Credit Agreement dated February 26, 2003. The total commitment was reduced from the original $251.7 million ($200 million revolving line of credit and $51.7 million of term notes) to $125 million ($100 million revolving line of credit and $25 million of term notes). The Merrill Credit Agreement expires on February 26, 2007, and the term notes are now due February 26, 2007. The current portion of the Company's $11.2 million note has been adjusted to reflect current maturities under the Merrill Credit Agreement.

As of December 28, 2002 there was $31.5 million outstanding under the Fleet Credit Agreement of which $20.3 million was revolving credit and $11.2 million was term notes. The spread on prime rate borrowings under the Merrill agreement ranges from 1.25% to 2% over prime for revolving loans and 2% to 2.75% over prime under the term notes. The spread for LIBOR based borrowing ranges from 2.5% to 3.25% over LIBOR for revolving loans and 3.25% to 4% over LIBOR for term notes. The spread over the prime or LIBOR rates is determined based upon the Company's Fixed Charge Coverage Ratio, as defined under the Merrill Credit Agreement. The Company's base rate, 5.00% at December 28, 2002 and 5.50% at December 29, 2001, included an interest spread over prime of 0.75% and 0.75%, respectively. The Company's LIBOR borrowing rate, 4.13% at December 28, 2002 and 4.69% at December 29, 2001, included an interest spread over LIBOR of 2.75% and 2.75%, respectively. The Company's weighted average interest rates were 7.95%, 8.93%, and 10.07% as of December 28, 2002, December 29, 2001, and December 30, 2000, respectively.

The Merrill Credit Agreement limits the level of capital expenditures for each annual period, while allowing for reinvestment of proceeds on asset sales. The company is also required to achieve certain levels of EBITDA, as defined within the Credit Agreement. Availability is generally limited to 85% of eligible accounts receivable and 60% of eligible inventory. For the first six months from inception of this agreement, minimum availability is required to be $15 million. As of March 22, 2003 unused availability was $37.2 million.

Under the Merrill Credit Agreement, a commitment fee of .375% to .5% is payable on the unused revolving credit amount. Ranges of fees are determined based upon the aforementioned Fixed Charge Coverage Ratio, as defined under the Credit Agreement. As of December 28, 2002, the Company was in compliance with all of its then existing covenants.

As a result of (i) the Company's failure to deliver to the lenders its fiscal 2002 audited financial statements by March 28, 2003 and (ii) as of April 4, 2003, Riverside Group Inc. and J. Steven Wilson ceasing between them to own at least 25% of the Company's outstanding common stock and Imagine Investments, Inc. owning a greater percentage of such shares than Riverside and Mr. Wilson, certain events of default arose under the Merrill Credit Agreement. Such defaults were simultaneously waived by the lenders and the Credit Agreement was amended in certain respects, including the addition of a provision which permits the Company to make the severance payment to Mr. Wilson. In connection with such waiver and amendments, the Company paid to the lenders a fee of $312,500.

10. Commitments and Contingencies

At December 28, 2002, the Company had accrued approximately $199,000 for remediation of certain environmental and product liability matters.

Many of the sales and distribution facilities presently and formerly operated by the Company at one time contained underground petroleum storage tanks. All such tanks known to the Company and located on facilities owned or operated by the Company have been filled or removed in accordance with applicable environmental laws in effect at the time. As a result of reviews made in connection with the sale or possible sale of certain facilities, the Company has found petroleum contamination of soil and ground water on several of these sites and has taken, and expects to take, remedial actions with respect thereto. In addition, it is possible that similar contamination may exist on properties no longer owned or operated by the Company, the remediation of which the Company could, under certain circumstances, be held responsible. Since 1988, the Company has incurred approximately $2.1 million of costs, net of insurance and regulatory recoveries, with respect to the filling or removing of underground storage tanks and related investigatory and remedial actions. Insignificant amounts of contamination have been found on excess properties sold over the past six years.

The Company is one of many defendants in two class action suits filed in August of 1996 by approximately 200 claimants for unspecified damages as a result of health problems claimed to have been caused by inhalation of silica dust, a byproduct of concrete and mortar mix, allegedly generated by a cement plant with which the Company has no connection other than as a customer. The Company has entered into a cost-sharing agreement with its insurers, and any liability is not expected to be material.

The Company is one of many defendants in approximately 794 actions, each of which seeks unspecified damages, in various state courts against manufacturers and building material retailers by individuals who claim to have suffered injuries from products containing asbestos. The Company is aggressively defending these actions and does not believe that these actions will have a material adverse effect on the Company. Since 1993, the Company has settled 284 similar actions for insignificant amounts, and another 353 of these actions have been dismissed. None of these suits have made it to trial.

The Company is involved in various other legal proceedings that are incidental to the conduct of its business. Certain of these proceedings involve potential damages for which the Company's insurance coverage may be unavailable. While the Company does not believe that any of these proceedings will have a material adverse effect on the Company's financial position, annual results of operations or liquidity, there can be no assurance of this.

Losses in excess of the $199,000 reserved as of December 28, 2002 are possible, but an estimate of these amounts cannot be made.

LEASES

The Company has entered into operating leases for corporate office space, distribution center space, equipment and other items. These leases provide for minimum rents. These leases generally include options to renew for additional periods. Total rent expense under all operating leases was $16.1 million, $18.5 million, and $17.4 million for the years ended December 28, 2002, December 29, 2001, and December 30, 2000, respectively.

Future minimum commitments for noncancelable operating leases are as follows:

Year	Amount *(In Thousands)*
2003	$ 9,651
2004	7,188
2005	3,244
2006	1,608
2007	1,413
Thereafter	20,022
Subtotal	43,125
Less sublease income	(6,385)
Total	$36,740

11. Stockholders' Equity

Preferred Stock

As of December 28, 2002, the Company had authorized 3,000,000 shares of preferred stock, none of which were issued or outstanding.

Common Stock

The Company has one class of common stock: Common Stock, par value $.01 per share. At December 28, 2002, there were 20,000,000 shares of Common Stock authorized and 8,307,984 shares issued and outstanding. In addition, at December 28, 2002, there were options to purchase 525,886 shares of Common Stock under the Company's 1993 Long-Term Incentive Plan and 1993 Director Incentive Plan.

Stock Compensation Plans

As of December 28, 2002, the Company has two stock-based compensation plans (both fixed option plans). Under the 1993 Long-Term Incentive Plan as amended on November 30, 1994, the Company may grant options and other awards to its employees. No more than 835,000 shares of common stock may be issued under the Incentive Plan. Under the 1993 Director Incentive Plan, the Company may grant options and other awards and issue shares in lieu of directors fees to directors. No more than 75,000 shares may be issued under options or other awards under the Director Plan. The exercise price of grants equals or exceeds the market price at the date of grant. The options have a maximum term of 10 years. For non-officers, the options generally become exercisable in equal installments over a three-year period from the date of grant. For officers, the vesting periods can vary by grant.

(In Thousands, except per-share data)		**2002**	2001	2000
(Loss) from continuing operations	As reported	**$(20,486)**	$(15,590)	$ (8,481)
	Pro forma	**$(20,616)**	$(15,711)	$ (8,686)
Income from discontinued operations	As reported	**$ 29,613**	$ 8,516	$11,335
	Pro forma	**$ 29,613**	$ 8,516	$11,335
Net income (loss)	As reported	**$ 9,127**	$ (7,074)	$ 2,854
	Pro forma	**$ 8,997**	$ (7,195)	$ 2,649
(Loss) from continuing operations per share basic and diluted	As reported	**$ (2.47)**	$ (1.88)	$ (1.03)
	Pro forma	**$ (2.49)**	$ (1.90)	$ (1.05)
Income from discontinued operations per share–basic	As reported	**$ 3.57**	$ 1.03	$ 1.37
	Pro forma	**$ 3.57**	$ 1.03	$ 1.37
Income from discontinued operations per share–diluted	As reported	**$ 3.52**	$ 1.01	$ 1.34
	Pro forma	**$ 3.52**	$ 1.01	$ 1.34
Net income (loss) basic	As reported	**$ 1.10**	$ (0.85)	$ 0.35
	Pro forma	**$ 1.08**	$ (0.87)	$ 0.32
Net income (loss) diluted	As reported	**$ 1.08**	$ (0.85)	$ 0.34
	Pro forma	**$ 1.07**	$ (0.87)	$ 0.31
Weighted average shares–basic		**8,293,261**	8,277,190	8,249,774
Weighted average shares–diluted		**8,416,481**	8,403,742	8,466,383

Since the Company applies APB Opinion No. 25 and related interpretations in accounting for its plans, no compensation cost has been recognized in conjunction with these plans. Had compensation cost for the Company's stock-based compensation plans been determined consistent with the fair value based method described in SFAS No.123, the Company's net income (loss) and income (loss) per share would have been reduced to the pro forma amounts indicated above.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2002, 2001, and 2000, respectively: dividend yield of 0% for all years; expected volatility of 233%, 169%, and 170%; risk-free interest rates of 4.5%, 4.9% and 6.7%; and an expected life of 5.6, 5.5 and 5.6 years.

A summary of the status of the Company's fixed stock option plans as of December 28, 2002, December 29, 2001, and December 30, 2000, and changes during the years ended on those dates is presented as follows:

	2002 Weighted Average Exercise		2001 Weighted Average Exercise		2000 Weighted Average Exercise	
Fixed Options	Shares	Price	Shares	Price	Shares	Price
Outstanding beginning of year	653,297	$7.68	776,797	$7.23	788,072	$7.22
Granted	135,000	$2.18	75,500	$4.49	83,500	$6.90
Exercised	–		–		(39,433)	$3.68
Forfeited, cancelled or expired	(262,431)	$(6.32)	(199,000)	$4.72	(55,342)	$9.04
Outstanding end of year	525,866	$6.28	653,297	$7.68	776,797	$7.23
Options exercisable at year end	381,214	$7.57	526,532	$8.26	443,404	$8.86
Options available for future grant at year end	330,070		202,639		79,139	

Weighted average fair value of options granted during the year were:

	2002	2001	2000
Exercise price equals market price	**$1.97**	$2.84	$4.02
Exercise price exceeds market price	**N/A**	N/A	N/A
Exercise price is less than market price	**N/A**	N/A	N/A

The table on the right summarizes information about fixed stock options outstanding at December 28, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/28/02	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 12/28/02	Weighted Average Exercise Price
$1.74–$5.00	352,897	4.5 years	$2.36	220,244	$2.38
$5.13–$7.00	67,034	0.7 years	$0.79	55,035	$0.87
$10.95–$23.25	105,935	0.3 years	$3.13	105,935	$4.32

EARNINGS PER SHARE

The Company calculates earnings per share in accordance with SFAS No. 128. The table on the right is the reconciliation of the numerators and denominators used for basic and diluted earnings per share.

In years where net losses are incurred, the dilutive effects of options and other common stock equivalents are not used in the calculation of diluted EPS, as they would be anti-dilutive. In addition, options to purchase 526,000, 544,000 and 278,000 weighted average shares of common stock during 2002, 2001 and 2000 were not included in the calculation of diluted EPS as the options' exercise prices were greater than the average market price.

(In Thousands except per-share data)	**2002**	2001	2000
NUMERATORS:			
(Loss) from continuing operations– for basic and diluted EPS	**$(20,486)**	$(15,590)	$ (8,481)
Income from discontinued operations	**$ 29,613**	$ 8,516	$11,335
Net income (loss)– for basic and diluted EPS	**$ 9,127**	$ (7,074)	$ 2,854
DENOMINATORS:			
Weighted average common shares–basic	**8,293,261**	8,277,190	8,249,774
Common shares from options	**–**	12,749	98,885
Other common stock equivalents	**123,220**	113,803	117,724
Weighted average common shares–for diluted EPS	**8,416,481**	8,403,742	8,466,383

12. Employee Benefit Plans

401(K) PLAN

The Company sponsors a defined contribution 401(k) plan covering substantially all of its full-time employees. Additionally, the Company provides matching contributions up to a maximum of 2.5% of participating employees' salaries and wages. Total expenses under the plan for the years ended December 28, 2002, December 29, 2001 and December 30, 2000 were $1.8, million, $2.0 million and $2.1 million, respectively.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company provides life and health care benefits to retired employees. Generally, employees who have attained an age of 60, have rendered 10 years of service and are currently enrolled in the medical benefit plan are eligible for postretirement benefits. The Company accrues the estimated cost of retiree benefit payments during the employee's active service period. As part of the Company's Lanoga Sale, the Company recorded a curtailment gain of approximately $0.6 million related to its post-employment benefit obligation.

The tables on the right and page 34 reconcile the postretirement benefit, the plan's funded status and actuarial assumptions, as required by SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits."

POSTRETIREMENT WELFARE BENEFITS

(In Thousands)	**Dec. 28 2002**	Dec. 29 2001
CHANGE IN ACCUMULATED POSTRETIREMENT BENEFIT OBLIGATION		
Benefit obligation at beginning of year	**$ 2,384**	$ 2,247
Service cost	**371**	336
Interest cost	**186**	179
Participant contributions	**–**	–
Claims paid	**(517)**	(703)
Actuarial losses	**540**	325
Plan amendments	**–**	–
Curtailments	**(745)**	–
Benefit obligation at end of year	**$ 2,219**	$ 2,384
CHANGE IN PLAN ASSETS		
Fair value of plan assets at end of year	**$ –**	$ –
RECONCILIATION OF FUNDED STATUS		
Funded status	**$(2,219)**	$(2,384)
Unrecognized transition obligation/(asset)	**–**	–
Unrecognized prior service cost	**(7)**	(20)
Unrecognized actuarial loss/(gain)	**–**	(442)
Net amount recognized	**$(2,226)**	$(2,846)
AMOUNTS RECOGNIZED IN STATEMENTS OF FINANCIAL POSITION CONSIST OF:		
Prepaid benefit cost	**$ –**	$ –
Accrued benefit liability	**(2,226)**	(2,846)
Intangible asset	**N/A**	N/A
Accumulated other comprehensive income	**–**	–
Net amount recognized	**$(2,226)**	$(2,846)
WEIGHTED AVERAGE ASSUMPTIONS AS OF DECEMBER 31		
Discount rate	**6.50%**	7.25%
Expected return on assets	**N/A**	N/A
Medical trend	**10.0%***	6.00%

**Graded rates from 10% in 2003 to 5% in 2009 and after*

POSTEMPLOYMENT BENEFITS

The Company provides certain postemployment benefits to qualified former or inactive employees who are not retirees. The Company had accrued $173,000 and $219,000 at December 28, 2002 and December 29, 2001, respectively. These benefits include salary continuance, severance, and healthcare. Salary continuance and severance pay are based on compensation and years of service. Additional severance pay is granted to eligible employees who are 40 years of age or older and have been employed by the Company five or more years. The Company accrues the estimated cost of benefits provided to former or inactive employees who have not yet retired over the employees' service period or as an expense at the date of the event triggering the benefit.

13. Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return. As of December 28, 2002, the Company has net operating loss carryforwards available to offset future taxable income of approximately $22.4 million expiring in the years 2011 through 2021.

The income tax provision consists of both current and deferred amounts. The components of the income tax provision for continuing operations follow on the right.

The Company's effective tax rates were 39.7%, 35.7% and 30.6% for 2002, 2001 and 2000, respectfully. The Company's provision includes franchise taxes and other non-deductible items. State franchise taxes of $0.4 million, $0.7 million and $1.0 million were reported for 2002, 2001 and 2000, respectively. The table on the right summarizes significant differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rates to income before taxes for continuing operations.

Tax provision and credits are recorded at statutory rates for the taxable items included in the Consolidated Statements of Operations regardless of the period for which such items are reported for tax purposes. Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The valuation allowance primarily relates to losses incurred on certain investments which the Company believes may not be fully deductible for tax purposes. Management has determined that taxable income of the Company will more likely than not be sufficient to fully recognize its remaining net deferred tax assets. The components of the deferred tax assets and liabilities at December 28, 2002 and December 29, 2001 are as follows on the right:

POSTRETIREMENT WELFARE BENEFITS

(In Thousands)	**2002**	2001	2000
COMPONENTS OF NET PERIODIC BENEFIT COST			
Service cost	**$371**	$336	$264
Interest cost	**185**	179	157
Expected return on assets	**NA**	NA	NA
Amortization of transition obligation/(asset)	**–**	–	–
Amortization of prior service cost	**(10)**	(10)	(10)
Amortization of actuarial loss/(gain)	**–**	(27)	(80)
Net periodic benefit cost	**$546**	$478	$331
Other comprehensive income	**$ –**	$ –	$ –
Special termination benefits	**$ –**	$ –	$ –
WEIGHTED AVERAGE ASSUMPTIONS USED IN COMPUTING NET PERIODIC BENEFIT COST			
Discount rate	**7.25%**	7.50%	8.00%
Expected return on assets	**N/A**	N/A	N/A
Medical trend	**6.00%**	6.00%	6.00%

	1% Increase	1% Decrease
HEALTH CARE COST TREND SENSITIVITY		
Effect on total of service cost and interest cost components	$31	$(29)
Effect on postretirement benefit obligation	66	$(62)

INCOME TAX PROVISION FOR CONTINUING OPERATIONS

(In Thousands)	**Dec. 28 2002**	Dec. 29 2001	Dec. 30 2000
Taxes currently payable:			
State income tax	**$417**	$731	$982
Federal income tax	**–**	–	–
Deferred benefit	**(13,920)**	(9,379)	(4,727)
Income tax benefit	**$(13,503)**	$(8,648)	$(3,745)

(In Thousands)	**Dec. 28 2002**	Dec. 29 2001	Dec. 30 2000
Tax/(benefit) computed at U.S. statutory tax rate	**$(11,896)**	$(8,483)	$(4,279)
State and local taxes	**(1,397)**	(967)	(464)
Other	**(210)**	802	998
Total tax provision	**$(13,503)**	$(8,648)	$(3,745)

COMPONENT OF DEFERRED TAX ASSETS AND LIABILITIES

(In Thousands)	**Dec. 28 2002**	Dec. 29 2001
Deferred income tax assets:		
Trade accounts receivable	**$ 793**	$ 446
Inventories	**1,437**	2,040
Accrued personnel cost	**991**	982
Other accrued liabilities	**4,687**	4,325
Net operating loss	**7,825**	14,487
Goodwill and trademark	**3,364**	(3,104)
Other	**2,687**	6,132
Gross deferred income tax assets	**21,784**	25,308
Less: valuation allowance	**(349)**	(1,190)
Total deferred income tax assets	**21,435**	24,118
Deferred income tax liabilities:		
Property, plant and equipment	**899**	1,189
Other accrued liabilities	**1,041**	1,188
Total deferred income tax liabilities	**1,940**	2,377
Net deferred tax assets	**$19,495**	$21,741

14. Financial Instruments

The fair value of the Company's cash and cash equivalents, accounts and notes receivable (including related party amounts) and accounts payable approximates the carrying value due to the short maturity of these instruments.

Long-Term Debt

The fair value of the Company's long-term debt is estimated based on limited and infrequent trading information for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

(In Thousands)	Fair Value	Carrying Value
2002 Financial Liabilities		
Long-term debt-revolving credit facility		
Revolving notes	$20,346	$20,346
Term notes	11,168	11,168
Senior subordinated notes	35,815	63,956
2001 Financial Liabilities		
Long-term debt-revolving credit facility		
Revolving notes	$93,143	$93,143
Term notes	45,311	45,311
Senior subordinated notes	31,978	63,956

Derivative Financial Instruments

The Company uses derivative financial instruments in the normal course of business as a tool to manage its exposure to interest rates and commodity lumber prices. The Company does not hold or issue derivative financial instruments for trading purposes. Gains and losses relating to hedging contracts are generally deferred and recorded in income or as an adjustment to the carrying value of the related asset or liability at the time the transaction is complete. Payments or receipts of interest under interest rate swap arrangements are accounted for as an adjustment to interest expense. The fair value of derivative financial instruments is determined based upon dealer quotes.

Lumber Futures Contracts

The Company enters into lumber futures contracts to hedge price fluctuations related to anticipated future purchases of commodity lumber. While lumber futures contracts are entered into on a risk management basis, the Company's hedge positions could show a net gain or loss depending on prevailing market conditions. At December 28, 2002, the Company did not have any lumber futures contracts outstanding.

Interest Rate Swap

The Company entered into an interest rate swap agreement on February 17, 1999 that effectively fixed the Company's borrowing cost at 5.75% plus the Company's LIBOR borrowing spread *(as discussed in 9 above)* on $40.0 million of the Company's amended and restated line of credit borrowings. The interest rate swap agreement expired in February 2002.

15. Related Party Transactions

As of December 28, 2002, approximately 34% of the Company's outstanding shares of common stock were owned by Riverside Group, Inc. and approximately 13% owned by Imagine Investments, Inc. and its parent, Stone Investments, Inc. As of December 28, 2002, the Chairman and CEO of the Company was also the Chairman and CEO of Riverside Group, Inc.

In February 1998, as part of the determination made by the Company to discontinue or sell non-core programs, the Company sold certain operations to Riverside Group, Inc. In exchange for these assets, the Company received a three-year $870,000 unsecured promissory note and 10% of future net income of these operations (subject to a maximum of $429,000 plus interest). In March 2000, the Company extended the terms of its note receivable from Riverside Group, Inc. Under the revised terms, all previously accrued interest was paid to the Company by Riverside Group, Inc. on March 31, 2000. Repayment of the remaining principal balance was deferred for one year, with quarterly principal payments commencing on April 1, 2001 and ending June 30, 2002. On December 28, 2001, the Company amended the terms of its note receivable with Riverside Group, Inc. in an agreement that extended the payment of principal and interest, due in full, on December 28, 2002. Interest earned for the years ended 2002, 2001 and 2000 was approximately $41,000, $40,000 and $54,000, respectively. As of December 28, 2002, the Company had not received payment for the principal and accrued interest, and therefore provided a reserve for the outstanding balance of approximately $445,000.

In 2002, the Company paid approximately $1,192,000 in reimbursements primarily to affiliates of the Company's Chairman, for costs related to services provided to the Company during the year by certain employees of the affiliated company and use of a corporate aircraft. Total payments in 2001 and 2000 for similar services were approximately $953,000 and $333,000, respectively.

The Company has been informed that on April 4, 2003 Imagine Investments, Inc. acquired 2,797,743 shares of common stock from Riverside Group Inc. and an option to purchase an additional 53,700 shares. As of such date, Imagine and its affiliates beneficially owned approximately 51% of the Company's outstanding common stock. In connection with this transaction, J. Steven Wilson resigned as the Chairman and Chief Executive Officer of the Company effective immediately and entered into an agreement with the Company which provides for the payment to him of certain compensation.

16. Store Closing Costs and Other Charges

In 2001, the Company's management developed a plan to reorganize and improve productivity and performance. The results were reductions in administrative expense, marketing expense, headcount and the elimination of non-strategic operating units. As a result, the Company recorded charges of $1.2 million related to severance, $0.5 million related to property carrying costs and other costs.

Pursuant to certain initiatives to improve performance and reduce underperforming assets, from January through November 2002, the Company closed, consolidated, or sold nine distributions centers and two component plants. These closings resulted in termination of approximately 300 employees that worked at these locations. Another 27 employees were transferred to surrounding locations. Store closing costs associated with these activities typically include employee termination costs, non-cancelable lease obligations and other exit costs incurred as a direct result of closing facilities. As a result, the Company recorded charges of $1.8 million of severance and $1.7 million of property and other carrying costs. Also included in the $1.8 million of severance was $385,000 in severance related to a plan to reduce headquarters and field administration by 23 associates. In addition, the Company recorded a write-down of inventory of approximately $1.4 million. The following is a summary of the activity in the reserve balances from 2001 through December 28, 2002.

(In Thousands)	Employee Separation Costs	Property and Other Carrying Costs	Total
2001 Store closing and other costs	$1,223	$521	$1,744
2001 Related payments	(1,084)	(235)	(1,319)
Accrual balance at December 29, 2001	139	286	425
2002 Store closing and other costs	1,895	1,659	3,554
2002 Related payments	(1,649)	(1,930)	(3,579)
Accrual balance at December 28, 2002	$ 385	$ 15	$ 400

17. Other Operating Income

Other operating income on the Company's Statement of Operations primarily includes gains on the early extinguishment of debt, the sale or disposal of property, plant and equipment, service charges assessed customers on past due accounts receivable and casualty gains/losses. Other operating income was $2.9 million in 2002, as compared to $3.4 million in 2001 and $13.2 million in 2000. During 2002, the Company sold eight pieces of real estate and various fixed assets for a net gain of approximately $1.8 million. This is compared with four real estate sales and various fixed asset disposals in 2001 for a net gain of approximately $1.2 million, and three real estate sales and various fixed assets disposals in 2000 for a net gain of approximately $0.3 million. In addition, the Company recorded an impairment of $0.9 million for the subsequent sale of real estate in Aurora, Co. Additionally, as part of the adoption of SFAS No. 145 the Company has changed the presentation of its gains on debt extinguishment from extraordinary items to other operating income. While not required until fiscal 2003, the Company has elected to early adopt the provision of this statement. The pretax gain of $11.1 million has been reclassified to other operating income for the fiscal year ended December 30, 2000. The following table summarizes the major components of other operating income by year.

	Other Operating Income (Loss)		
(In Thousands)	**2002**	2001	2000
Sale of property, plant & equipment	**$ 937**	$1,310	$ 345
Accounts receivable service charges	**1,515**	1,562	2,409
Casualty Losses	**(342)**	(270)	(559)
Gain on Debt Extinguishment	**–**	–	11,119
Other	**831**	819	(151)
Total	**$2,941**	$3,421	$13,163

18. Selected Quarterly Financial Data (unaudited)

The following table contains selected unaudited quarterly financial data for the years ended December 28, 2002 and December 29, 2001. Quarterly income (loss) per common share may not total to year end income (loss) per-share due to the issuance of additional shares of Common Stock during the course of the year.

19. Subsequent Events

The Company has been informed that on April 4, 2003 Imagine Investments, Inc. acquired 2,797,743 shares of common stock from Riverside Group Inc. and an option to purchase an additional 53,700 shares. As of such date, Imagine and its affiliates beneficially owned approximately 51% of the Company's outstanding common stock. In connection with this transaction, J. Steven Wilson resigned as the Chairman and Chief Executive Officer of the Company effective immediately and entered into an agreement with the Company, which provides for the payment of $1.0 million in severance to Mr. Wilson.

As a result of (i) the Company's failure to deliver to the lenders its fiscal 2002 audited financial statements by March 28, 2003 and (ii) as of April 4, 2003, Riverside Group Inc. and J. Steven Wilson ceasing between them to own at least 25% of the Company's outstanding common stock and Imagine Investments, Inc. owning a greater percentage of such shares than Riverside and Mr. Wilson, certain events of default arose under the Merrill Credit Agreement. Such defaults were simultaneously waived by the lenders and the Credit Agreement was amended in certain respects, including the addition of a provision which permits the Company to make the severance payment to Mr. Wilson. In connection with such waiver and amendments, the Company paid to the lenders a fee of $312,500.

QUARTERLY FINANCIAL DATA
(In Millions, except per-share data and percentages)

	2002 1st Q	**2002 2nd Q**	**2002 3rd Q**	**2002 4th Q**
Net sales from continuing operations	$135.3	$160.4	$153.2	$128.8
% of annual net sales	23.4%	27.8%	26.5%	22.3%
Gross Profit	25.8	32.3	30.7	25.2
Income (loss) from continuing operations	(2.8)	(0.6)	(3.1)	(14.0)
Income (loss) from discontinued operations	(1.0)	2.9	4.2	23.5
Net (loss) income	(3.8)	2.3	1.1	9.5
Basic earnings (loss) per common share:				
Income (loss) from continuing operations	$ (0.34)	$ (0.07)	$ (0.37)	$ (1.69)
Income (loss) from discontinued operations	(0.12)	0.35	0.51	2.83
Net (loss) income	(0.46)	0.28	0.14	1.14
Diluted earnings (loss) per common share:				
Income (loss) from continuing operations	(0.34)	(0.07)	(0.37)	(1.69)
Income (loss) from discontinued operations	(0.12)	0.35	0.50	2.79
Net (loss) income	$ (0.46)	$ 0.28	$ 0.13	$ 1.10

	2001 1st Q	2001 2nd Q	2001 3rd Q	2001 4th Q
Net sales from continuing operations	$135.4	$194.5	$206.9	$173.2
% of annual net sales	19.1%	27.4%	29.1%	24.4%
Gross Profit	30.1	40.1	41.9	33.5
Income (loss) from continuing operations	(4.8)	(3.1)	(4.0)	(3.7)
Income (loss) from discontinued operations	(1.7)	4.1	4.7	1.4
Net Income (loss)	(6.5)	1.0	0.7	(2.3)
Basic earnings (loss) per common share:				
Income (loss) from continuing operations	$ (0.58)	$ (0.37)	$ (0.48)	$ (0.45)
Income (loss) from discontinued operations	(0.20)	0.50	0.56	0.18
Net (loss) income	(0.78)	0.12	0.08	(0.27)
Diluted earnings (loss) per common share:				
Income (loss) from continuing operations	(0.58)	(0.37)	(0.48)	(0.45)
Income (loss) from discontinued operations	(0.20)	0.49	0.56	0.17
Net (loss) income	$ (0.78)	$ 0.12	$ 0.08	$ (0.28)

Each fiscal quarter in the table above represents a thirteen-week period.

To the Board of Directors and Stockholders of
Wickes Inc.
Vernon Hills, Illinois

We have audited the accompanying consolidated balance sheets of Wickes Inc. and subsidiaries (the "Company") as of December 28, 2002 and December 29, 2001, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 28, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Wickes Inc. and subsidiaries as of December 28, 2002 and December 29, 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 3, 4, and 17, respectively, to the consolidated financial statements, in 2002 the Company adopted new Statements of Financial Accounting Standards that required it to (i) classify the 2002 sale of a portion of the business as discontinued operations, (ii) record a 2002 charge for impairment of goodwill and other intangible assets, and (iii) reclassify a 2000 gain on the early retirement of debt from extraordinary to operating income.

Deloitte & Touche LLP

Chicago, Illinois
March 27, 2003 except for Notes 9 and 19,
as to which the date is April 4, 2003

Market for Registrant's Common Equity
and Related Stockholder Matters

The Company's Common Stock is authorized for trading on the Nasdaq SmallCap Market under the trading symbol "WIKS." As of February 28, 2003 there were 8,307,984 shares outstanding held by approximately 120 stockholders of record. In addition, the Company believes approximately 926 additional stockholders hold their shares in street name at various brokerage houses.

The following table sets forth, for the periods indicated, the high and low sale prices for the Company's Common Stock as reported on the Nasdaq SmallCap Market System after October 3, 2002, and on the Nasdaq National Market System prior to that date. Prices do not include retail markups, markdowns or commissions.

Three Months Ended	High	Low
FISCAL 2002		
March 30	$3.28	$2.35
June 29	2.75	0.83
September 28	1.80	0.17
December 28	0.94	0.28
FISCAL 2001		
March 31	$5.00	$3.00
June 30	4.57	4.00
September 29	4.44	2.67
December 29	3.08	2.37

On October 11, 2002 the Company received notice from Nasdaq that the Company's common stock has not maintained the minimum per-share requirement for continued inclusion under Marketplace Rule 4310(c)(4). Therefore, in accordance with Marketplace Rule 4310(c)(8)(D), the Company has been provided 180 calendar days, or until April 9, 2003, to regain compliance. If at anytime before April 9, 2003, the bid price of the Company's common stock closes at $1.00 per-share or more for a minimum of 10 consecutive trading days, Nasdaq will provide written notification that the Company complies with the Rule.

If compliance with this Rule cannot be demonstrated by April 9, 2003, Nasdaq will determine whether the Company meets the initial listing criteria for the Nasdaq SmallCap Market under Marketplace Rule 431(c)(2)(A). If it meets the initial listing criteria, Nasdaq will notify the Company that it has granted an additional 180 calendar day grace period to demonstrate compliance. Otherwise, Nasdaq will provide written notification that the Company may appeal Nasdaq's determination to delist its securities to a Listing Qualifications Panel. The Company believes Nasdaq will grant the additional 180 calendar day grace period to demonstrate compliance.

Board of Directors

ROBERT E. MULCAHY III
Wickes Chairman of the Board
Director of Athletics
Rutger's University

WILLIAM H. LUERS
President & CEO
United Nations Association
of the United States of America

FREDERICK H. SCHULTZ
Schultz Investments

CLAUDIA B. SLACIK
Managing Director Fixed Income
Citibank, N.A.

Officers

JAMES R. DETMER
Senior Vice President
Distribution and Manufacturing,
and member of the
Executive Management Committee
(Co-Principal Executive Officer)

JIMMIE J. FRANK
Senior Vice President
Merchandising and Manufacturing,
and member of the
Executive Management Committee
(Co-Principal Executive Officer)

JAMES A. HOPWOOD
Senior Vice President and
Chief Financial Officer,
and member of the
Executive Management Committee
(Co-Principal Executive Officer)

MARK B. BUTTERMAN
Corporate Secretary
Schwartz, Cooper, Greenberger &
Krauss, Chartered

Corporate Information

Headquarters
Wickes Inc.
706 North Deerpath Drive
Vernon Hills, Illinois 60061
847.367.3400
www.wickes.com

Investor Information
James A. Hopwood
Senior Vice President and
Chief Financial Officer

Exchange
NASDAQ - SCM

Stock Symbol
WIKS

Shareholders' Meeting
June 2, 2003
10:00 a.m. CDT
Wickes Inc.
706 North Deerpath Drive
Vernon Hills, Illinois 60061

Transfer Agent
Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, New Jersey 07660

Independent Auditors
Deloitte & Touche LLP
180 North Stetson Avenue
Chicago, Illinois 60601

Legal Counsel
Schwartz, Cooper, Greenberger &
Krauss, Chartered
180 North LaSalle Street
Suite 2700
Chicago, Illinois 60601

Weil, Gotshal & Manges, LLP
767 Fifth Avenue
New York, New York 10153

Designed by Connelly Design, Inc. Chicago



Wickes is revitalized. We have never been more energized or more confident of our future.

JIM HOPWOOD
Senior Vice President and
Chief Financial Officer



706 North Deerpath Drive
Vernon Hills, Illinois 60061
847.367.3400
www.wickes.com